Exhibit 99-2
                                                                    ------------


                Makhteshim-Agan Industries Ltd.

                     Financial Statements
                    As at December 31, 2006

                                                Makhteshim-Agan Industries Ltd.

Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Contents


                                                                           Page


Auditors' Report                                                              2


Consolidated Balance Sheets                                                   3


Company Balance Sheets                                                        4


Consolidated Statements of Income                                             5


Company Statements of Income                                                  6


Statements of Changes in Shareholders' Equity                                 7


Consolidated Statements of Cash Flows                                         9


Company Statements of Cash Flows                                             12


Notes to the Financial Statements                                            14


Appendix to the Financial Statements - Schedule of Investee Companies        98

[GRAPHIC OMITTED][GRAPHIC OMITTED]

     Somekh Chaikin                                 Telephone  972 3  684  8000
            KPMG Millennium Tower                   Fax        972 3  684  8444
            17 Ha'arba'a Street, PO Box 609         Internet   www.kpmg.co.il
            Tel Aviv 61006 Israel





Report of Independent Registered Public Accounting Firm to the Shareholders of Makhteshim-Agan Industries Ltd.

We have audited the accompanying balance sheets of Makhteshim-Agan Industries Ltd. (hereinafter - "the Company") as at December 31, 2006 and 2005, and the consolidated balance sheets of the Company and its subsidiaries (hereinafter - "the Consolidated") as at December 31, 2006 and 2005, and the statements of income, changes in shareholders' equity and cash flows - Company and consolidated - for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, the assets of which included in the consolidation constitute 4% and 3.3% of the total consolidated assets as at December 31, 2006 and 2005, respectively, and total revenues of which included in the consolidation constitute 4.1%, 3.4% and 6% of the total consolidated revenues for the years ended December 31, 2006, 2005 and 2004 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards including those prescribed under the Auditors' Regulations (Manner of Auditors' Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, in conformity with generally accepted accounting principles in Israel, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries, as at December 31, 2006 and 2005, and their results of the operations and cash flows - Company and consolidated - for each of the years in the three-year period ended December 31, 2006. Furthermore, in our opinion, these statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Application of US GAAP impacted the consolidated balance sheets as at December 31, 2006 and 2005, and the statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, as detailed in Note 35 to the financial statements.

As explained in Note 2A. to the financial statements, since the Company's functional currency is the U.S. dollar, these financial statements are prepared in U.S. dollars.

Somekh Chaikin
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 12, 2007

                    Somekh Chaikin, a partnership registered
                    under the Israeli Partnership Ordinance,
                       is the Israeli member firm of KPMG
                      International, a Swiss cooperative.


Consolidated Balance Sheets
-------------------------------------------------------------------------------


                                                     As at December 31
                                                -------------------------------
                                                         2006              2005
                                                -------------     -------------
                                         Note   US$ thousands     US$ thousands
                                  -----------   -------------     -------------

Current assets
Cash and cash equivalents                             324,362            71,293
Short-term investments                                  1,706             1,269
Trade receivables                           3         486,368           383,246
Other receivables                           4         106,372            86,414
Inventories                                 6         607,328           566,416
                                                -------------     -------------
                                                    1,526,136         1,108,638
                                                -------------     -------------
Long-term investments, loans and receivables

Affiliated companies                                    2,496                 -

Other investments and receivables           8          46,125         ** 37,562
                                                -------------     -------------
                                                       48,621            37,562
                                                -------------     -------------

Fixed assets                                9
Cost                                                  972,980           884,480
Less - accumulated depreciation                       461,570           421,114
                                                -------------     -------------
                                                      511,410           463,366
                                                -------------     -------------
Other long-term assets and deferred
expenses                                   10
Cost                                                  865,125           814,043
Less - accumulated amortization                       332,370           277,462
                                                -------------     -------------
                                                      532,755         * 536,581
                                                -------------     -------------

                                                -------------     -------------
                                                    2,618,922         2,146,147
                                                =============     =============

*    Restated - see Note 2Z.

**   Reclassified




                                                Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------


                                                     As at December 31
                                                -------------------------------
                                                         2006              2005
                                                -------------     -------------
                                         Note   US$ thousands     US$ thousands
                                  -----------   -------------     -------------

Current liabilities
Credit from banks                          11          99,850           248,038
Trade payables                             12         369,574           338,598
Other payables                             13         271,413          *201,647
Proposed dividend payable                                   -            14,058
Convertible debentures                    a15          12,055                 -
                                                -------------     -------------
                                                      752,892           802,341
                                                -------------     -------------

Long-term liabilities
Loans from banks                           14          45,012            35,584
Convertible debentures                     15             675            40,479
Debentures                                 16         554,728                 -
Other long-term liabilities                17           3,407             4,314
Deferred taxes                             18          62,147          **74,679
Employee severance benefits, net           19          38,131            28,014
                                                -------------     -------------
                                                      704,100           183,070
                                                -------------     -------------

Minority interest                                      30,212           *26,549
                                                -------------     -------------
Commitments and contingent
liabilities                                20

Shareholders' equity                       22       1,131,718        *1,134,187
                                                -------------     -------------








                                                -------------     -------------
                                                    2,618,922         2,146,147
                                                =============     =============

------------------------      ---------------------     -----------------------
Avraham Bigger                Raanan Cohen              Ran Midan
Chief Executive Officer       Director                  Chief Financial Officer
Chairman of the Board of
Directors


Approval date of the financial statements: March 12, 2007
*    Restated - see Note 2Z.
**   Reclassified

The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Company Balance Sheets
-------------------------------------------------------------------------------


                                                     As at December 31
                                                -------------------------------
                                                         2006              2005
                                                -------------     -------------
                                         Note   US$ thousands     US$ thousands
                                  -----------   -------------     -------------

Current assets
Cash and cash equivalents                            225,080              8,837
Other receivables                           4            606             14,613
Loans to investee companies                 5         54,909             39,880
                                                -------------     -------------
                                                     280,595             63,330
                                                -------------     -------------
Long-term investments, loans
  and receivables
Investee companies                          7      1,416,217         *1,170,621
Bank deposits                               8         10,927             19,176
Deferred taxes                             18         10,160              7,234
                                                -------------     -------------
                                                   1,437,304          1,197,031
                                                -------------     -------------
Office furniture and equipment, net                      802                769
                                                -------------     -------------

Deferred expenses                          10             53                346
                                                -------------     -------------
                                                   1,718,754          1,261,476
                                                =============     =============

Current liabilities
Credit from banks                          11              -             59,000
Other payables                             13         14,283              9,887
Proposed dividend payable                                  -             14,200
Convertible debentures                    a15         12,055                  -
                                                -------------     -------------
                                                      26,338             83,087
                                                -------------     -------------

Long-term liabilities
Convertible debentures                    b15            675             40,066
Debentures                                 16        554,728                  -
Employee severance benefits, net           19          5,295              4,136
                                                -------------     -------------
                                                     560,698             44,202
                                                -------------     -------------

Commitments and contingent liabilities     20

Shareholders' equity                       21      1,131,718         *1,134,187
                                                -------------     -------------

                                                   1,718,574          1,261,476
                                                =============     =============


------------------------      ---------------------     -----------------------
Avraham Bigger                Raanan Cohen              Ran Midan
Chief Executive Officer       Director                  Chief Financial Officer
Chairman of the Board of
Directors


Approval date of the financial statements: March 12, 2007
*    Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
-------------------------------------------------------------------------------



                                                              For the year ended December 31
                                                       ---------------------------------------------
                                                                2006            2005            2004
                                                       -------------   -------------   -------------
                                                Note   US$ thousands   US$ thousands   US$ thousands
                                       -------------   -------------   -------------   -------------

Revenues                                          24       1,778,756       1,740,717       1,539,702
Cost of sales                                     25       1,172,017       1,059,715         943,908
                                                       -------------   -------------   -------------
Gross profit                                                 606,739         681,002         595,794
                                                       -------------   -------------   -------------
Expenses
Research and development, net                     26          19,001          20,628          19,480
Selling and marketing                             27         303,177         267,918         220,212
General and administrative                        28          80,767         *62,051         *67,160
                                                       -------------   -------------   -------------
                                                             402,945         350,597         306,852
                                                       -------------   -------------   -------------
Operating income                                             203,794         330,405         288,942

Financing expenses, net                           29          44,244          34,573          27,571
                                                       -------------   -------------   -------------
Income before other expenses, net                            159,550         295,832         261,371

Other expenses, net                               30          74,641          44,211          42,735
                                                       -------------   -------------   -------------
Income before taxes on income                                 84,909        *251,621        *218,636

Taxes on income                                   18          (1,438)         39,952          52,334
                                                       -------------   -------------   -------------
Income after taxes on income                                  86,347         211,669         166,302

Company's share in earnings of affiliate                         254               -               -

Minority interest in income of
 subsidiaries, net                                            (2,682)         (4,816)        (1,020)
                                                       -------------   -------------   -------------
Income from continuing operations                             83,919         206,853         165,282

Cumulative effect as at beginning of the
 year of change in accounting method              2R               -          (2,025)              -
                                                       -------------   -------------   -------------
Net income                                                    83,919        *204,828        *165,282
                                                       =============   =============   =============


                                                                 US$             US$             US$
                                                       -------------   -------------   -------------

Earnings per share                                32
Basic earnings per share                                        0.19          **0.49         ** 0.43
                                                       =============   =============   =============
Fully diluted earnings per share                                0.19            0.44         ** 0.38
                                                       =============   =============   =============

*    Restated - see Note 2Z.
**   Restated - see Note 2S.

The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Company Statements of Income
-------------------------------------------------------------------------------



                                                              For the year ended December 31
                                                       ---------------------------------------------
                                                                2006            2005            2004
                                                       -------------   -------------   -------------
                                                Note   US$ thousands   US$ thousands   US$ thousands
                                          ----------   -------------   -------------   -------------

Income
Company's equity in income of investee
 companies, net                                               74,480        *216,697        *163,161
Management fees from investee companies                       13,994          14,208          13,559
                                                       -------------   -------------   -------------
                                                              88,474         230,905         176,720

Expenses
General and administrative                        28          19,499          12,990          15,371
                                                       -------------   -------------   -------------

                                                              19,499          12,990          15,371
                                                       -------------   -------------   -------------
Operating income                                              68,975         217,915         161,349

Financing expenses (income), net                  29         (11,813)          9,055          (5,036)
                                                       -------------   -------------   -------------
Income before other expenses                                  80,788         208,860         166,385

Other expenses, net                               30             392               6           1,850
                                                       -------------   -------------   -------------
Income before taxes on income                                 80,396         208,854         164,535

Taxes on income                                   18          (3,523)          4,026            (747)
                                                       -------------   -------------   -------------
Net income                                                    83,919        *204,828        *165,282
                                                       =============   =============   =============

                                                                 US$             US$             US$
                                                       -------------   -------------   -------------

Earnings per share                                32
Basic earnings per share                                        0.19         ** 0.49         ** 0.43
                                                       =============   =============   =============
Fully diluted earnings                                          0.19            0.44         ** 0.38
                                                       =============   =============   =============

*    Restated - see Note 2Z.
**   Restated - see Note 2S.

The notes and appendix to the financial statements are an integral part thereof.


                                                                                                    Makhteshim-Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------






                                                                                                Receipts from
                                                                    Share           Premium       issuance of           Capital
                                                                  capital         on shares           options          reserves
                                                            -------------     -------------     -------------     -------------
                                                            US$ thousands     US$ thousands     US$ thousands     US$ thousands
                                                            -------------     -------------     -------------     -------------

Balance as at December 31, 2003                                   103,793          369,543             3,912            (5,393)
Employee options exercised                                            578             (578)                -                 -
Conversion of convertible debentures into shares                    3,974           35,581                 -                 -
Options exercised                                                     913            9,637              (903)                -
Adjustments deriving from translation of
 financial statements of investee companies                             -                -                 -             2,825
Realization of Company shares held by a subsidiary                      -            3,304                 -                 -
Dividend                                                                -                -                 -                 -
Dividend proposed subsequent to the balance sheet date                  -                -                 -                 -
Net income for the year ended December 31, 2004                         -                -                 -                 -
                                                            -------------     -------------     -------------     -------------

Balance as at December 31, 2004                                   109,258          417,487             3,009            (2,568)
Employee options exercised                                            416             (416)                -                 -
Conversion of convertible debentures into shares                    7,807          138,852                 -                 -
Options exercised                                                   2,910           31,014            (3,009)                -
Adjustments deriving from translation of
 financial statements of investee companies                             -                -                 -            (2,701)
Realization of Company shares held by a subsidiary                      -            2,324                 -                 -
Acquisition of Company shares                                           -                -                 -                 -
Tax benefit from options to employees                                   -                -                 -             1,554
Dividend                                                                -                -                 -                 -
Dividend proposed subsequent to the balance sheet date                  -                -                 -                 -
Net income for the year ended December 31, 2005                         -                -                 -                 -
                                                            -------------     -------------     -------------     -------------
Balance as at December 31, 2005                                   120,391          589,261                 -            (3,715)
                                                            -------------     -------------     -------------     -------------
* Restated - see Note 2Z.



Table Continued
                                                                 Dividend
                                                                 proposed                       Company shares
                                                               subsequent                          held by the
                                                           to the balance          Retained        Company and
                                                               sheet date          earnings    by a subsidiary             Total
                                                           --------------     -------------    ---------------     -------------
                                                            US$ thousands     US$ thousands      US$ thousands     US$ thousands
                                                           --------------     -------------    ---------------     -------------


Balance as at December 31, 2003                                    7,200           229,914            (15,428)          693,541
Employee options exercised                                             -                 -                  -                 -
Conversion of convertible debentures into shares                       -                 -                  -            39,555
Options exercised                                                      -                 -                  -             9,647
Adjustments deriving from translation of
 financial statements of investee companies                            -                 -                  -             2,825
Realization of Company shares held by a subsidiary                     -                 -              4,196             7,500
Dividend                                                          (7,200)          (36,900)                 -           (44,100)
Dividend proposed subsequent to the balance sheet date            12,700           (12,700)                 -                 -
Net income for the year ended December 31, 2004                        -          *165,282                  -          *165,282
                                                           --------------     -------------    ---------------     -------------

Balance as at December 31, 2004                                   12,700          *345,596            (11,232)         *874,250
Employee options exercised                                             -                 -                  -                 -
Conversion of convertible debentures into shares                       -                 -                  -           146,659
Options exercised                                                      -                 -                  -            30,915
Adjustments deriving from translation of
 financial statements of investee companies                            -                 -                  -            (2,701)
Realization of Company shares held by a subsidiary                     -                 -              1,524             3,848
Acquisition of Company shares                                          -                 -            (65,661)          (65,661)
Tax benefit from options to employees                                  -                 -                  -             1,554
Dividend                                                         (12,700)          (46,805)                 -           (59,505)
Dividend proposed subsequent to the balance sheet date            23,500           (23,500)                 -                 -
Net income for the year ended December 31, 2005                        -          *204,828                  -         * 204,828
                                                           --------------     -------------    ---------------     -------------
Balance as at December 31, 2005                                   23,500          *480,119            (75,369)      * 1,134,187
                                                           --------------     -------------    ---------------     -------------
* Restated - see Note 2Z.



                                                                                                    Makhteshim-Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                        Proposed
                                                                                                                        dividend
                                                                                                                      subsequent
                                                                    Share           Premium           Capital         to balance
                                                                  capital         on shares        reserves**         sheet date
                                                           --------------     -------------    ---------------     -------------
                                                            US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                                           --------------     -------------    ---------------     -------------

Balance as at December 31, 2005                                   120,391           589,261            (3,715)            23,500
Employee options exercised                                            651              (651)                -                  -
Conversion of convertible debentures into shares                    2,190            25,442                 -                  -
Acquisition of Company shares (see Note 22C)                            -                 -                 -                  -
Tax benefit from options to employees                                   -                 -             1,146                  -
Expenses in respect of options to employees                             -                 -             2,412                  -
Dividend                                                                -                 -                 -            (23,500)
Net income for the year ended December 31, 2006                         -                 -                 -                  -
Adjustments deriving from translation of
 financial statements of investee companies                             -                 -             2,876                  -
                                                           --------------     -------------    ---------------     -------------
Balance as at December 31, 2006                                   123,232           614,052             2,719                  -
                                                           ==============     =============    ==============      =============




Table Continued


                                                                             Company shares
                                                                                held by the
                                                                 Retained       Company and
                                                                 earnings   by a subsidiary            Total
                                                           --------------   ---------------    -------------
                                                            US$ thousands     US$ thousands    US$ thousands
                                                           --------------   ---------------    -------------

Balance as at December 31, 2005                                  *480,119          (75,369)       *1,134,187
Employee options exercised                                              -                -                 -
Conversion of convertible debentures into shares                        -                -            27,632
Acquisition of Company shares (see Note 22C)                            -          (68,827)          (68,827)
Tax benefit from options to employees                                   -                -             1,146
Expenses in respect of options to employees                             -                -             2,412
Dividend                                                          (28,127)               -           (51,627)
Net income for the year ended December 31, 2006                    83,919                -            83,919
Adjustments deriving from translation of
 financial statements of investee companies                             -                -             2,876
                                                           --------------   ---------------    -------------
Balance as at December 31, 2006                                   535,911         (144,196)        1,131,718
                                                           ==============   ===============    =============


*  Restated - see Note 2Z.
** Capital reserves includes expenses in respect of options to employees in an amount of $2.4 million and tax benefit in respect of options to employees in an amount of $2.7 million.









The notes and appendix to the financial statements are an integral part thereof.


                                                                                                Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------------------


                                                                                       For the year ended December 31
                                                                                -----------------------------------------------
                                                                                         2006            2005              2004
                                                                                --------------  --------------    --------------
                                                                                US$ thousands   US$ thousands     US$ thousands
                                                                                --------------  --------------    --------------

Cash flows from operating activities
Net income                                                                             83,919       * 204,828         * 165,282
Adjustments to reconcile net income to net cash flows
 from operating activities (see A. below)                                              43,958       * (21,670)         * 50,371
                                                                                --------------  --------------    --------------
Net cash provided by operating activities                                             127,877         183,158           215,653
                                                                                --------------  --------------    --------------
Cash flows from investing activities
Acquisition of fixed assets                                                           (70,552)        (50,415)          (38,823)
Investment grant received                                                                 466           1,226               686
Additions to other assets                                                             (42,884)        (38,270)          (33,749)
Investment in affiliates                                                               (2,033)              -                 -
Short-term investments, net                                                                 -             194              (463)
Investments in newly consolidated companies (see B. below)                            (28,689)         (8,882)          (72,152)
Proceeds from realization of investment in previously
 consolidated subsidiary (C)                                                            6,047               -                 -
Proceeds from disposal of fixed assets                                                    690             334               574
Proceeds from sale of long-term investments                                                 -               -             2,819
Other long-term investments                                                                 -               -              (828)
Acquisition of minority interest in subsidiaries                                       (2,406)           (970)           (1,056)
                                                                                --------------  --------------    --------------
Net cash used in investing activities                                                (139,361)        (96,783)         (142,992)
                                                                                --------------  --------------    --------------
Cash flows from financing activities
Receipt of long-term loans from banks                                                  43,001           3,846            24,700
Repayment of long-term loans and liabilities from banks
 and others                                                                           (41,042)        (85,075)         (227,851)
Issuance of convertible debentures less issuance expenses                                   -               -           147,450
Issuance of debentures, less issuance expenses                                        554,466               -                 -
Increase (decrease) in short-term credit from banks and
 others, net                                                                         (154,393)        119,457             4,222
Proceeds from options exercised                                                             -          30,915             9,647
Acquisition of Company shares by the Company                                          (68,827)        (65,661)                -
Dividend to shareholders                                                              (65,685)        (56,647)          (39,900)
Dividend to minority shareholders in subsidiaries                                      (2,967)         (2,394)             (301)
                                                                                --------------  --------------    --------------
Net cash provided by (used in) financing activities                                   264,553         (55,559)          (82,033)
                                                                                --------------  --------------    --------------
Increase (decrease) in cash and cash equivalents                                      253,069          30,816            (9,372)

Cash and cash equivalents at beginning of the year                                     71,293          40,477            49,849
                                                                                --------------  --------------    --------------
Cash and cash equivalents at end of the year                                          324,362          71,293            40,477
                                                                                ==============  ==============    ==============

*    Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------


                                                                                       For the year ended December 31
                                                                                ------------------------------------------------
                                                                                         2006            2005              2004
                                                                                --------------  --------------    --------------
                                                                                US$ thousands   US$ thousands     US$ thousands
                                                                                --------------  --------------    --------------
A.       Adjustments to reconcile net income to net
         cash flows from operating activities:

Revenues and expenses not affecting operating cash flows
Depreciation, amortization and impairment                                             103,090          95,964            82,624
Adjustment of long-term liabilities to banks and others                                   841          (1,127)            1,791
Minority interest in income of subsidiaries, net                                        2,682           4,816             1,020
Increase in employee severance benefits, net                                            6,771           1,533             1,973
Deferred taxes, net                                                                   (20,478)          7,830              (163)
Amortization of discount on convertible debentures                                        296             497               916
Capital loss on disposal of fixed assets                                                  299           1,665               511
Provision for loss with respect to options granted to
 employees of subsidiaries                                                                  -              55             2,090
Gain on issuance of a subsidiary to a third party                                           -               -              (926)
Company's share in earnings of affiliate                                                 (254)              -                 -
Capital gain on sale of investment in subsidiary                                         (216)              -                 -
Expenses in respect of options to employees                                             3,238            *665              *245

Changes in operating assets and liabilities
Increase in trade and other receivables                                              (114,523)        (17,076)          (53,236)
Increase in inventories                                                               (28,672)        (84,322)          (69,345)
Increase (decrease) in trade and other payables                                        90,884         (32,170)           82,871
                                                                                --------------  --------------    --------------
                                                                                       43,958         (21,670)           50,371
                                                                                ==============  ==============    ==============

B.       Investments in newly consolidated companies

Working capital (excluding cash and cash equivalents)                                  (8,998)         (7,158)           (6,485)
Fixed assets, net                                                                     (16,045)         (2,040)           (2,258)
Other assets, net                                                                     (10,633)         (8,027)          (63,081)
Goodwill created on acquisition                                                        (8,012)         (5,264)          (41,851)
Long-term liabilities                                                                   9,726           1,240            33,896
Sale of Company shares held by a subsidiary                                                 -           3,848             7,500
Payables in respect of acquisition of activities                                        1,792               -                 -
Minority interest                                                                       3,481           8,519             6,398
                                                                                --------------  --------------    --------------
                                                                                      (28,689)         (8,882)          (65,881)

Payment of liability regarding previously acquired subsidiary                               -               -            (6,271)
                                                                                --------------  --------------    --------------
                                                                                      (28,689)         (8,882)          (72,152)
                                                                                ==============  ==============    ==============


*    Restated - see Note 2Z.





The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                       For the year ended December 31
                                                                                ------------------------------------------------
                                                                                         2006            2005              2004
                                                                                --------------  --------------    --------------
                                                                                US$ thousands   US$ thousands     US$ thousands
                                                                                --------------  --------------    --------------

C. Proceeds from realization of investment in previously consolidated subsidiary

Working capital (excluding cash and cash equivalents)                                  3,679                -                 -
Fixed assets, net                                                                        607                -                 -
Other assets, net                                                                      2,629                -                 -
Long-term liabilities                                                                 (1,084)               -                 -
Capital gain                                                                             216                -                 -
                                                                                --------------  --------------    --------------
                                                                                       6,047                -                 -
                                                                                ==============  ==============    ==============

D.       Non-cash activities

Acquisition of other assets                                                            17,901          22,448             6,287
                                                                                ==============  ==============    ==============
Acquisition of fixed assets on supplier credit                                          4,767          13,029                 -
                                                                                ==============  ==============    ==============
Acquisition of subsidiary in exchange for Company shares                                    -           3,848             7,500
                                                                                ==============  ==============    ==============


























The notes and appendix to the financial statements are an integral part thereof.


                                                Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------------------


                                                                                       For the year ended December 31
                                                                                ------------------------------------------------
                                                                                         2006            2005              2004
                                                                                --------------  --------------    --------------
                                                                                US$ thousands   US$ thousands     US$ thousands
                                                                                --------------  --------------    --------------
Cash flows from operating activities
Net income                                                                             83,919       * 204,828          *165,282
Adjustments to reconcile net income to cash flows from
 operating activities (see A. below)                                                  (20,125)     * (165,253)       * (130,701)
                                                                                --------------  --------------    --------------
Net cash provided by operating activities                                              63,794          39,575            34,581
                                                                                --------------  --------------    --------------
Cash flows from investing activities
Investment in investee companies                                                       (8,199)         (2,313)           (3,938)
Long-term loans to investee companies                                                (220,034)         (4,669)         (135,582)
Repayment of long-term loans to investee companies                                      5,145               -                 -
Short-term credit to investee companies, net                                              778           5,181            (9,056)
Acquisition of fixed assets                                                              (400)           (400)             (431)
Investment in short-term bank deposits, net                                                 -               -             3,554
Realization of long-term bank deposits                                                  8,300           1,900            10,000
Proceeds from realization of investment in subsidiary                                   6,725               -                 -
Proceeds from sales of fixed assets                                                         -               -                 8
                                                                                --------------  --------------    --------------
Net cash provided by (used in) investing activities                                  (207,685)           (301)         (135,445)
                                                                                --------------  --------------    --------------
Cash flows from financing activities
Issuance of debentures, less issuance expenses                                        554,466               -                 -
Issuance of convertible debentures less issuance expenses                                   -               -           147,450
Proceeds from options exercised                                                             -          30,915             9,647
Dividend to shareholders                                                              (66,505)        (57,340)          (39,900)
Acquisition of Company shares                                                         (68,827)        (65,661)                -
Repayment of long-term loans from banks                                                     -               -           (16,875)
Increase (decrease) in short-term credit from banks, net                              (59,000)         59,000                 -
                                                                                --------------  --------------    --------------
Net cash provided by (used in) financing activities                                   360,134         (33,086)          100,322
                                                                                --------------  --------------    --------------
Increase (decrease) in cash and cash equivalents                                      216,243           6,188              (542)

Cash and cash equivalents at beginning of the year                                      8,837           2,649             3,191
                                                                                --------------  --------------    --------------
Cash and cash equivalents at end of the year                                          225,080           8,837             2,649
                                                                                ==============  ==============    ==============

*    Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.



                                                Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                       For the year ended December 31
                                                                                ------------------------------------------------
                                                                                         2006            2005              2004
                                                                                --------------  --------------    --------------
                                                                                US$ thousands   US$ thousands     US$ thousands
                                                                                --------------  --------------    --------------

A. Adjustments to reconcile net income to net cash flows from operating activities

Revenues and expenses not affecting operating cash flows:
---------------------------------------------------------

Depreciation and amortization                                                             481             663             1,235
Capital gain on disposal of fixed assets                                                    -               6                25
Capital gain from sale of investee company                                               (216)              -                 -
Equity in operating results net of dividend received
 in cash                                                                              (14,636)      *(152,910)        *(122,686)
Increase (decrease) in employee severance benefits, net                                 1,159            (455)              680
Amortization of discount on convertible debentures                                        296             497               916
Adjustment of long-term investments                                                   (11,556)           (160)           (5,333)
Deferred taxes, net                                                                    (1,980)            968              (749)
Expenses in respect of options to employees                                             2,412               -                 -
Adjustment of long-term loans from banks and others                                       657               -                 -

Changes in operating assets and liabilities:
--------------------------------------------
Decrease (increase) in other receivables                                               (1,600)        (17,016)           (5,143)
Increase in other payables                                                              4,858           3,154               354
                                                                                --------------  --------------    --------------

                                                                                      (20,125)      *(165,253)        *(130,701)
                                                                                ==============  ==============    ==============




*    Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------



Note 1 - General

     A. General

     The financial statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993 and in accordance with accounting principles generally accepted in Israel.

     B. Definitions

     In these financial statements

      (1) The Company           - Makhteshim-Agan Industries Ltd.

      (2) The Group             - Makhteshim-Agan Industries Ltd. and its
                                  investees.

      (3) Subsidiaries          - Companies, including partnerships, whose
                                  financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

      (4) Proportionately       - Companies, including partnerships, whose
          consolidated            financial statements are consolidated,
          companies               directly or indirectly, with those of the
                                  Company by the proportionate consolidation method.

      (5) Affiliated            - Companies, except for subsidiaries and
          companies               proportionately consolidated companies,
                                  where the company's investment therein
                                  is included, directly or indirectly, in the company's financial statements based on the equity method of accounting.

      (6) Investees             - Subsidiaries or affiliated companies and
                                  proportionately consolidated companies.

      (7) Related  parties      - As defined in Opinion 29 of the Institute of
                                  Certified Public Accountants in Israel.

      (8) Interested  parties   - As defined in Paragraph (1) of the definition
                                  of an "interested party" in a corporation, in
                                  Section 1 of the Israeli Securities Law, 1968.

      (9) Controlling           - As defined in the Israeli Securities
          shareholders            Regulations (Financial Statement Presentation
                                  of Transactions between a Company and a
                                  Controlling Shareholder Therein), 1996.

     (10) CPI                   - The Consumer Price Index as published by the
                                  Israeli Central Bureau of Statistics.

     (11) Dollar                - The US dollar.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 1 - General (cont'd)


         C.       Description of the Company and its activities

         1. The Company is engaged, through its local and foreign investee companies primarily in the manufacture and marketing of pesticides, intermediate materials for other industries and synthetic fragrances, mainly for export. The Company is an affiliate of Koor Industries Ltd. (Koor). As at December 31, 2006, Koor holds 37.1% of the Company's shares whereas at December 31, 2005, Koor held 30.33% of the Company's shares.

         2. The Company was established on December 8, 1997 for the purpose of holding its investment in the holdings in Makhteshim Chemical Works Ltd. (Makhteshim) and Agan Chemical Industries Ltd. (Agan).

                  In 1998, the holdings' structure of the Group was changed. Prior to the implementation of the arrangement, Makhteshim was a 67% subsidiary of Koor, Makhteshim held a 46.6% interest in Agan and Koor held a 5% direct interest in Agan. The Company issued shares to all of the shareholders of Makhteshim and of Agan (except in respect of the shares of Agan held by Makhteshim) in exchange for the transfer to the Company of the share of Makhteshim and Agan held by them. Following implementation of the arrangement, the Company fully owns and controls Makhteshim and Agan.

         3. Sales of crop protection products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern hemisphere are all characterized by the same timing of the agricultural seasons and, as a result, sales made in these countries are usually highest in February through April. On the other hand, in the southern hemisphere the seasonal trends are the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July.
                  The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the northern hemisphere.


Note 2 - Reporting Principles and Accounting Policy

        A.       Financial statements in US dollars

        General
        -------

        The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        A.      Financial statements in US dollars (cont'd)

        Balance sheet
        -------------

        1) Non-monetary items (items, the stated amounts of which reflect their historical value upon acquisition or creation) that were acquired in a currency other than the dollar, are translated according to the exchange rate of the dollar on their date of acquisition or creation. The following items are treated as non-monetary items: fixed assets and the related accumulated depreciation, inventory, other assets, deferred expenses and the related accumulated amortization, and shareholders' equity items which derive from funds invested by shareholders.

                The amounts of the non-monetary assets do not necessarily represent their realizable value or current economic value, rather only the original dollar cost thereof in nominal values.

         2) Investments in investees and the minority interest in consolidated subsidiaries are determined on the basis of the dollar financial statements of those companies.

         3) Monetary items (items, the amounts of which as stated in the balance sheet reflect current or realizable values, as at the balance sheet date) are translated into dollars at the exchange rate on the balance sheet date.

         Statement of income
         -------------------

         1) The components of the statement of income reflecting transactions carried out during the year - sales, purchases, labor costs, etc. - in a currency other than the dollar, are translated according to the exchange rate of the dollar on the date of the cash flow or the balance sheet date, whichever is earlier. Changes in monetary balances denominated in currencies other than the functional currency arising from movement in the exchange rates are included in the specific expense or income items to which they relate.

         2) The components of the statement of income relating to non-monetary balance sheet items have been translated according to the same exchange rate used for translating the related balance sheet items (changes in inventory, depreciation and amortization, capital gains, etc.).

         3) The Company's equity in operating results of investees and the equity of the minority in the results of the subsidiaries is determined on the basis of the U.S. dollar financial statements of those companies.

         4)     Taxes on income:

                Current taxes are composed of payments on account during the year, plus amounts due as at the balance sheet date (or net of amounts refundable at the balance sheet date). The payments on account were translated according to the exchange rate of the dollar on the date of each payment, while the amounts due or refundable were translated according to the exchange rate of the dollar on the balance sheet date. Therefore, current taxes also include the expense or income resulting from the erosion or appreciation of the payments on account, from the payment date until the balance sheet date.

                Deferred taxes - see Note 2R and Note 18G.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        A.      Financial statements in US dollars (cont'd)

        Transactions in foreign currency
        --------------------------------

        Transactions denominated in foreign currency are recorded at the time of their initial recognition based on the exchange rate on the transaction date. Exchange rate differences deriving from settlement of monetary items, or deriving from reporting the Company's monetary items at exchange rates different than those used for the initial recording during the period, or from those reported in the Company's prior financial statements, are recorded in the statement of income.


        B.      Dividend proposed subsequent to the balance sheet date

        Pursuant to Israeli Accounting Standard No. 7, "Events Occurring Subsequent to the Balance Sheet Date", a liability which relates to a dividend proposed or declared subsequent to the balance sheet date, is reflected in the financial statements only in the period declared. In addition, separate expression of the amount of the dividend intended for distribution is provided as part of the statement of changes in shareholders' equity, as stated, against reduction of the retained earnings' balance.


        C.      Foreign investee companies

        As of January 1, 2004, the Company applies Israeli Accounting Standard No. 13, "Effect of changes in Exchange Rates of Foreign Currency". The Standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for purposes of including them in the financial statements of the reporting entity. The Standard provides principles for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indicators described in the Standard and on management judgment, and it provides the method for translating the financial statements of autonomous foreign investees.

        The financial statements of foreign investees that are integral to the Group's operations based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: non-monetary items in the balance sheet are translated at the historical exchange rates as at the transaction date whereas monetary balance sheet items are translated at the exchange rate in effect on the balance sheet date. Items in the statement of income are translated at average exchange rates, except for revenues and expenses, translated using historical exchange rates due to their relationship to non-monetary items that also were translated based on the historical exchange rates. Translation differences are recorded in the statement of income.

        The financial statements of foreign investees that operate as "autonomous entities" based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: monetary and non-monetary balance sheet items are translated based on the closing exchange rate. Commencing from January 1, 2004, a balance of goodwill created on acquisition of an autonomous investee entity overseas is treated as an asset of that entity and is translated based on the closing rate. Items in the statement of income are translated at the exchange rate on the transaction date. Translation differences are recorded in the statement of income in a separate category in the shareholders' equity section ("adjustments deriving from translation of financial statements of investee companies") up to the time of realization of the net investment.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        D.      Consolidated financial statements

        (1) The consolidated financial statements include the financial statements of those companies the Company controls. Companies that are under joint control are consolidated by the proportionate consolidation method.

        (2) A list of companies whose financial statements are included in the consolidated statements, as well as the rate of control and ownership thereof, is presented in the appendix to the financial statements.

        (3) For purposes of the consolidation, the amounts appearing in the financial statements of the subsidiaries were taken into account, after the adjustments required by the application of the uniform accounting policies used by the Group.

        (4) Commencing January 1, 2006, the Company applies Israeli Accounting Standard No. 20 (Revised) regarding "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company" (hereinafter - "the Standard"). Pursuant to the Standard:

                a. The excess of the acquisition cost of an investment in a subsidiary over the Company's share in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (net of tax) as at the acquisition is goodwill.

                b. Goodwill is not amortized on a systematic basis. Instead, the Company examines whether there has been a decline in value of the goodwill, once a year or more frequently if events or changes in circumstances occurred indicating that a decline in value of the asset may have transpired.

                c. The excess cost allocated to the assets and liabilities is recorded in the appropriated categories in the balance sheet. The goodwill is presented in the consolidated balance sheet in the category "other long-term assets".

                d. Up to December 31, 2005, the goodwill was amortized over its useful life on a systematic basis.

                        The amount of the goodwill amortization recorded, the amortization of which was discontinued on January 1, 2006, amounted to $9.9 million and $11.4 million, for the years ended December 31, 2005 and 2004, respectively.

        (5) The consolidated financial statements include the share of assets, liabilities, income and expenses of proportionately consolidated subsidiaries, based on the percentage interest held in these companies.

        (6) Intercompany balances and transactions, including profits on intercompany sales that have not yet been realized outside the Group, are eliminated in consolidation.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

        E.      Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Even though the estimates are made based on Management's best judgment, their ultimate impact on the transactions and other items, as stated, may be different than the estimates made with respect thereto.

        F.      Cash equivalents

        Cash equivalents include short-term bank deposits with an original maturity not exceeding three months.

        G.      Short-term investments

        Short-term investments include bank deposits with an original maturity exceeding three months.

        H.      Allowance for doubtful accounts

        The financial statements include an allowance for specific doubtful accounts, which fairly reflects, in Management's estimation, the loss expected from receivables the collection of which is doubtful. Management determines the allowance, based, in part, on an evaluation of credit risk using available information regarding the financial position of the debtors, the extent of their activities and evaluation of collateral received from them. The financial statements include specific allowances for doubtful accounts and, as mentioned in Section I below, with respect to trade receivables included in the framework of a subordinated capital note received as part of a securitization transaction.

        I.      Sale of financial assets

        The sale of financial assets is recognized as a sale when control over the asset is transferred in full to an independent third party.

        J.      Inventories

        Inventories are valued at the lower of cost or market, cost being determined as follows:

        - Raw materials, packing materials, purchased products, spare parts and maintenance materials on the "moving average" basis.

        - Finished products and work in progress on the basis of average production cost including materials, labor and manufacturing overhead expenses.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         K.     Investments in investee companies

         (1) Investments in investee companies are stated in the Company's balance sheet according to the equity method. In determining the net asset value of the investments in these companies, the amounts taken into account are based on the financial statements of these companies, after making the adjustments thereto required by the application of generally accepted accounting principles.

         (2)    Goodwill amortization - see Note 2D4 above.


         L.     Fixed assets

         (1)    Fixed assets are presented at cost.

         (2) The cost of assets includes financing expenses related to the financing of their construction during the pre-operation period. The financing expenses were capitalized as follows:

                A. Where the assets under construction are financed by specific credit - the financing expenses relating to such credit.

                B. Where the financing is not made by specific credit - by using a rate representing the weighted average cost rate of the credit sources, the cost of which was not otherwise specifically capitalized.

        (3) The cost of the self-constructed assets includes materials, labor costs and interest during the pre-operation period.

        (4) The cost of assets with respect to which an investment grant was received is presented after deduction of the investment grant received with respect thereto.

        (5) Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are:
                                                                %
                                                     -------------

                Leasehold rights and buildings              2 - 4
                Plant and equipment                           4.5
                Motor vehicles                             5 - 20
                Office furniture and equipment             6 - 15  (mainly 7%)
                Computer and auxiliary equipment          20 - 33

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------



Note 2 - Reporting Principles and Accounting Policy (cont'd)

        M.      Other assets

        Other long-term assets and deferred expenses are amortized by the straight-line method over the expected benefit period as follows:

        - Product registration - mainly eight years. The amortization is recorded under selling and marketing expenses.
        - Goodwill arising on the acquisition of subsidiaries - see Note 2D4, above.
        - Intangible assets in purchase of products and companies - mainly twenty years. The amortization is recorded under selling and marketing expenses and under other expenses, net.
        - Marketing rights - five years to ten years. The amortization is recorded under selling and marketing expenses.
        -       Debenture  issuance  expenses - over the life of the liability.
                The  amortization is recorded under financing expenses.
        -       Non-competition and confidentiality agreement - five years. The amortization is recorded under other expenses, net.

        The amortization periods are re-examined, considering the estimated expected benefit period of the assets.

        Product registration costs incurred in respect of products that can be identified and isolated and that in the Group's estimation will produce future economic benefit, are capitalized in the "other long-term assets" category and amortized over the period of their expected economic benefit.


        N.      Convertible debentures

        The debentures are convertible at the election of the holder thereof into a fixed number of the Company's ordinary shares.

        Commencing January 1, 2006, upon adoption of Israeli Accounting Standard No. 22 regarding "Financial Instruments: Disclosure and Presentation", separate presentation is made of the liability component (within long-term liabilities) and the equity conversion component (in the shareholders' equity category) that is embedded in the convertible debentures. The fair value of the liability component is based on the interest rate prevailing on the issuance date for debentures having similar characteristics to those of the convertible debentures, which do not include a conversion option. The equity component is determined by means of subtracting the value of the liability component from the total proceeds from the convertible debentures. The costs of raising the money as well as other direct costs that can be attributed to the transaction are allocated to the components of the convertible debentures in proportion to their values. The portion allocated to the liability component is offset against the liabilities in respect of the convertible debentures and is taken into account for purposes of determining the effective interest rate of the component in respect thereof; the portion allocated to the equity component is deducted from the equity component recorded in the shareholders' equity section.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

        O.      Company shares held by the Company and by a subsidiary

        Company shares held by the Company and by a subsidiary are stated at cost, as a deduction from the Company's shareholders' equity.


        P.      Revenue recognition

        Revenues from sales of products are recognized upon shipment to the customer and transfer of the risks involved with ownership of the products sold.

        Current discounts to customers are included in the financial statements at the time they are granted and are included in the sales item. Discounts that customers are entitled to receive only after meeting certain targets, such as a minimum annual amount of purchases, are included in the financial statements proportionately on the basis of the volume of the customer's purchases in the reported period that advance it towards meeting the targets, but only if it is anticipated that the targets will be obtained and the amounts of the discounts can be reasonably estimated.


        Q.      Research and development costs

        Research and development costs, net of grants and participations, are charged to the statement of income as incurred.


        R.      Taxes on income and deferred taxes

        The Company applies Israeli Accounting Standard No. 19 regarding "Taxes on Income" (hereinafter - "the Standard"), which applies to financial statements for periods beginning on January 1, 2005 and thereafter. Adoption of the Standard was effected by means of a cumulative effect of a change of accounting method. The transition to application of the Standard amounted to a one-time reduction of income for the year 2005 of $2 million deriving, mainly, from an increase in deferred tax liabilities relating to land.

        The Group companies record deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences applying to assets, the amortization of which is deductible for tax purposes.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------



Note 2 - Reporting Principles and Accounting Policy (cont'd)

        R.      Taxes on income and deferred taxes (cont'd)

        The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, based on the tax rates and tax law enacted or effectively enacted as at the balance sheet date.

        In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

        The Group may be subject to additional tax in a case of distribution of dividends between the Group companies. This additional tax was not provided for in the financial statements in cases where Group policy is not to distribute a dividend that involves additional tax to the Group.

        S.      Earnings per share

        Commencing January 1, 2006, the Company applies Israeli Accounting Standard No. 21, "Earnings per Share" (hereinafter - "the Standard"). Pursuant to the Standard, the Company calculates the amounts of the basic earnings per share with respect to income or loss, from continuing operations, which relate to the ordinary shareholders. The basic earnings per share are calculated by dividing income or loss allocable to the ordinary shareholders, by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating the diluted earnings per share, the Company adjusted the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares using the treasury stock method. The Company's share in the earnings of investee companies was calculated based on its share in the earnings per share of those companies multiplied by the number of shares held by the Company.

        According to the Standard's transitional rules, the comparative data for prior periods relating to earnings per share was restated. The impact of the first-time application of the Standard amounted to an increase in basic earnings per share of $0.05 and $0.04 for the years ended December 31, 2005 and 2004, respectively, and an increase in the diluted earnings per share of $0.01 for the years ended December 31, 2005 and 2004.

        T.      Derivative financial instruments

        Results of derivative financial instruments entered held to hedge existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities.

        The results of derivative financial instruments held to hedge firm commitments are deferred, and are recognized in the same period in which the results from the hedged transactions are recognized.

        Derivative financial instruments, which are not designated or qualified for hedging purposes, are presented in the balance sheet based on their fair value. Changes in fair value are recorded in the statement of income in the period in which they occur.

        The fair value of derivative financial instruments is determined based on their market value.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

        U.      Environmental costs

        The ongoing cost of maintenance and operation of facilities for the prevention of environmental pollution and projected provisions for environment rehabilitation costs stemming from current or past activities, are charged to expense as incurred. The cost of constructing facilities to prevent pollution, which increase the life expectancy of a facility or its efficiency, or decrease or prevent pollution, are added to the cost of fixed assets and are depreciated according to the usual depreciation rates used by the Group.

        V.      Impairment in value of assets

        The Company applies Israeli Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter - "the Standard"). The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the realization value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

        The Standard applies to all the assets in the consolidated balance sheet, except for tax assets and monetary assets. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable value, the Group recognizes a loss from impairment in value in an amount equal to the difference between the book value of the asset and its recoverable value. The loss recognized, as stated, will be reversed only if there have been changes in the estimates used in determining the asset's recoverable value from the date on which the last loss from impairment in value was recognized.

        W.      Linked balances and balances in foreign currency

        Balances in or linked to foreign currency are included in the financial statements at the representative exchange rates on the balance sheet date. Balances linked to the Consumer Price Index are included on the basis of the index relevant to each linked asset or liability.

        Data regarding the representative exchange rate of the US dollar and the Consumer Price Index are as follows:

                                                     Consumer       Exchange rate     Exchange rate      Exchange rate
                                                        Price   of the US dollar   of the US dollar   of the US dollar
                                                        Index        against the        against the        against the
                                                      (Points)               NIS     Brazilian real               Euro
                                              ----------------  ----------------   ----------------   ----------------

        As at
        -----
        December 31, 2006                               109.9             4.225              2.136              0.759
        December 31, 2005                              110.00             4.603              2.341              0.845

        Changes during the year:
        -----------------------
        2006                                            (0.1%)            (8.21%)           (8.75%)            (10.17%)
        2005                                             2.39%             6.85%            (11.8%)             15.29%
        2004                                             1.21%            (1.62%)           (8.13%)             (7.33%)

        X.       Segment reporting

        Segment reporting is presented in accordance with Israeli Accounting Standard No. 11.
        The comparative date in the note on segment was restated, see Note 34.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

        Y.      Tax benefits in respect of share-based payments to employees

        Tax benefits in respect of share-based payments to employees for which the Company did not record expenses, were recorded directly to shareholders' equity in accordance with Clarification 7 of the Israel Accounting Standards Board.

        Z.      Share-based payments

        Commencing January 1, 2006, the Company applies Israeli Accounting Standard No. 24, "Share Based Payments" (hereinafter - "the Standard"). Pursuant to the Standard the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled with equity instruments, cash or other assets.

        Regarding transactions settled with equity instruments, the Standard applies to grants made after March 15, 2005 that did not fully vest by January 1, 2006. In the same manner, the Standard applies to changes in the terms of transactions settled with equity instruments that were made after March 15, 2005, even when the grants regarding which the changes were made were prior to this date. Regarding transactions, as stated, the Standard applies retroactively. In the financial statements for 2006, the comparative data for 2005 and 2004 are restated, in order to reflect therein the recording of the compensation expense relating to the said grants.

        As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the years ended December 31, 2005 and 2004, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and that were granted after March 15, 2005, and which had not yet vested by January 1, 2006, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in respect of options granted to employees and directors settled in cash.

        Set forth below is the effect of the changes on the financial statements:

                                                     As at December 31, 2005
                                         -------------------------------------------------
                                                                           As presented in
                                         As previously                     these financial
                                              reported           Change         statements
                                         -------------    -------------    ---------------
                                         US$ thousands    US$ thousands      US$ thousands
                                         -------------    -------------    ---------------

        Other assets                          535,054            1,527            536,581
        Payables and other credits            197,173            4,474            201,647
        Minority interest                      28,586           (2,037)            26,549
        Shareholders' equity                1,135,097             (910)         1,134,187



                                                     As at December 31, 2004
                                         -------------------------------------------------
                                                                           As presented in
                                         As previously                     these financial
                                              reported           Change         statements
                                         -------------    -------------    ---------------
                                         US$ thousands    US$ thousands      US$ thousands
                                         -------------    -------------    ---------------

       Shareholders' equity                   874,495             (245)           874,250


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        Z.      Share-based payments (cont'd)


                                                      For the year ended December 31, 2005
                                                -------------------------------------------------
                                                                                  As presented in
                                                As previously                     these financial
                                                     reported           Change         statements
                                                -------------    -------------    ---------------
                                                US$ thousands    US$ thousands      US$ thousands
                                                -------------    -------------    ---------------

        General and administrative expenses           61,386              665             62,051
        Income before taxes on income                252,286             (665)           251,621
        Net income                                   205,493             (665)           204,828


                                                      For the year ended December 31, 2004
                                                -------------------------------------------------
                                                                                  As presented in
                                                As previously                     these financial
                                                     reported           Change         statements
                                                -------------    -------------    ---------------
                                                US$ thousands    US$ thousands      US$ thousands
                                                -------------    -------------    ---------------


        General and administrative expenses           66,915              245             67,160
        Income before taxes on income                218,881             (245)           218,636
        Net income                                   165,527             (245)           165,282


        AA. Disclosure of the impact of new accounting standards in the period prior to their application

        (1) In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter - "the Standard"). The Standard provides that entities that are subject to the Israeli Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

                Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

                In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

                The Company is examining the impact of the application of the Standard on its financial statements. The Company does not intend to make an early adoption of the IFRS Standards.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        AA. Disclosure of the impact of new accounting standards in the period prior to their application (cont'd)

        (2) In August 2006, the Israeli Accounting Standards Board published Accounting Standard No. 26, Inventory (hereinafter - "the Standard"). The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining the amount of the impairment in order to adjust the inventory to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on January 1, 2007 or thereafter. The provisions of the Standard are to be applied retroactively by means of a restatement of the comparative data relating to the prior periods. In the Company's estimation, implementation of the new Standard is not expected to have a material impact on the Company's results of operations and its financial position.

        (3) In September 2006, the Israeli Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereinafter - "the Standard"). The Standard prescribes rules for the presentation, measurement and elimination of fixed-asset items and for the disclosure required in respect thereof. The Standard provides, inter alia, that upon the initial recognition of a fixed-asset item, the entity shall estimate and include in the cost of the item all the costs it will incur in respect of an obligation to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard provides that a group of similar fixed-asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, while an increase in the value of the asset above its initial cost as a result of the revaluation will be recorded directly to shareholders' equity in a revaluation reserve. Any part of a fixed-asset item having a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of regular major inspections. The Standard also provides that a fixed asset that was acquired in exchange for another non-monetary item in a transaction that is commercial in nature shall be measured at fair value.

                The Standard applies to financial statements for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets, shall recognize on this date a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its cost on the books. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, shall measure these costs as follows:

                (a) The aforementioned liabilities as at January 1, 2007 should be measured in accordance with generally accepted accounting principles;

                (b) The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred should be capitalized to the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - "the Capitalized Amount");

                (c)     The accumulated depreciation on the Capitalized
                        Amount as at January 1, 2007 should be measured on the basis of the useful life of the asset as at that date;

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

        AA. Disclosure of the impact of new accounting standards in the period prior to their application (cont'd)

        (3)     (cont'd)

                (d) The difference between the amount to be charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, shall be included in retained earnings.

                Other than as mentioned above, the Standard will be adopted on a retroactive basis. In the Company's estimation, implementation of the new Standard is not expected to have a material impact on the Company's results of operations and its financial position.

        (4) In December 2006, the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein" (hereinafter - "the Standard"). The Standard effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions between a Company and a Controlling Interest Therein in the Financial Statements). The Standard provides that assets (except for intangible assets without an active market) and liabilities regarding which a transaction was executed between the entity and the controlling interest therein are to be measured on the transaction date based on fair value and the difference between the fair value and the consideration recorded in the transaction is to be recorded in shareholders' equity. A "debit balance" difference constitutes essentially a dividend and, therefore, it reduces the retained earnings. A "credit balance" difference constitutes essentially a shareholder's investment and, therefore, it is presented in a separate section in the shareholders' equity category entitled "capital reserve from transaction between an entity and the controlling interest therein".

                The Standard addresses three issues involved with transactions between an entity and the controlling interest therein, as follows:

                1. Transfer of an asset to the entity from the controlling interest or, alternatively, transfer of an asset from the entity to the controlling interest

                2. Assumption of a liability of the entity to a third party, in whole or in part, by the controlling interest therein, indemnification of the entity by the controlling interest therein in respect of an expense, and waiver by the controlling interest in favor of the entity of a debt due to the controlling interest from the entity, in whole or in part.

                3 Loans given to the controlling interest or loans received from the controlling interest.

                In addition, the Standard provides the disclosure required to be made in the financial statements in connection with transactions between the entity and the controlling interest therein during the period.

                The Standard applies to transactions between an entity and a controlling interest therein executed after January 1, 2007, and to a loan made to or received from the controlling interest prior to the effective date of this Standard commencing from its effective date.

                In the estimation of Company Management, application of the new Standard is not expected to have a material impact on its results of operations and its financial position.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 3 - Trade Receivables

         Consolidated

         Composition:



                                                                                                       December 31
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

        Account receivables:
          Foreign                                                                                 455,125            337,456
          Domestic (Israel)                                                                         4,696             13,773
        Post-dated checks received                                                                  4,976              5,801
        Subordinated capital note and receivables related to sale of
          trade receivables in a securitization transaction, (see below)                           64,913             55,022
                                                                                             -------------      -------------
                                                                                                  529,710            412,052
        Net of allowance for doubtful debts                                                        43,342             28,806
                                                                                             -------------      -------------
                                                                                                  486,368            383,246
                                                                                             =============      =============


        Sale of trade receivables in a securitization transaction:
        ----------------------------------------------------------
                                                                                                       December 31
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

        Trade receivables included in the securitization transaction
          as at the balance sheet date                                                           240,739            201,529
        Less - proceeds in respect of such receivables, net (*)                                  182,346            165,196
                                                                                             -------------      -------------
        Subordinated capital note                                                                  58,393             36,333
        Trade receivables sold where the proceeds in respect thereof
          were received subsequent to the balance sheet date, net(*)                                6,520             18,689
                                                                                             -------------      -------------
        Subordinated capital note and receivables related to sale of
          trade receivables in a securitization transaction                                        64,913             55,022
                                                                                             =============      =============

        (*) As at December 31, 2006, cash proceeds in the amount of $175.8 million were received in respect of the sale of trade receivables in a securitization transaction (December 31, 2005
                 - $146.5 million).

         In October 2001, the Company and certain subsidiaries signed an agreement according to which those companies entered into a securitization transaction, under which such companies sold their trade receivables to foreign companies, which were incorporated for this purpose and which are not owned or controlled by the Makhteshim Agan
         Industries Group (hereinafter - "the Target Companies"). The purchase of the debts by the purchasing companies was financed by Kitty Hawk
         Funding Corp., a US corporation which is part of the Bank of America
         Group.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 3 - Trade Receivables (cont'd)

         Sale of trade receivables in a securitization transaction: (cont'd)
        -----------------------------------------------------------

         On September 28, 2004, the Company and subsidiaries signed an agreement with Bank of America to end the undertaking in the securitization transaction. On the same date, the Company and certain subsidiaries (hereinafter - "the Companies") entered into a new agreement with Rabobank International for sale of customer receivables in the framework of a securitization transaction, this being in place of the prior agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including, among others, that in the new agreement additional Company subsidiaries are included in the transaction.

         Pursuant to the new securitization agreement, the Companies will sell their trade receivables to a foreign company (hereinafter - "the Acquiring Company") which was set up for this purpose and which is not owned or controlled by the Makhteshim Agan Industries Group. Acquisition of the trade receivables by the Acquiring Company was financed by a U.S. company, Erasmus Capital Corporation, of the Rabobank International Group. At the time of transition from the prior agreement to the new agreement the Acquiring Company purchased the trade receivables that remained in the ownership of the Target Companies.

         Trade receivables included in the securitization transaction are those that are in compliance with a number of criteria, as determined in the agreement.

         The maximum expected volume of the financial means available to the Acquiring Company for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is $250 million (as opposed to $150 million in the former securitization agreement) on a current basis, such that the amounts collected from customers whose debts were sold will be available to purchase new trade receivables. (Subsequent to the balance sheet date, it was agreed that the maximum amount would increase to $275 million).

         The period in which the Companies will sell their trade receivables to the Acquiring Company is one year from the date of the closing of the transaction. The period may be extended, with the consent of both parties, for additional one-year periods, up to a maximum of 4 extensions.

         The price at which the trade receivables will be sold is the amount of the debt being sold less a discount calculated on the basis of the period anticipated to pass between the date the debt was sold and the expected repayment date.

         On the date of purchasing the debt, the Acquiring Company will pay in cash the major part of the debt price. The balance of the debt price will be included in a subordinated capital note to be paid after the debt is collected. The rate of the cash payment will vary in accordance with the composition and quality of the client portfolio.

         The Company shall bear in full, losses sustained by the Acquiring Company due to the non-payment of the trade receivables included in the securitization transaction, up to the amount of the total outstanding balance of the debt included in the subordinated capital note.

         The Acquiring Company will not have a right of recourse to the Companies with respect to the amounts paid in cash, except in the case of debts in respect of which a commercial dispute arises between the Companies and their customers, namely, a dispute arising from an alleged failure to comply with an obligation of the seller in the supply agreement for the product, such as: failure to supply the correct product, defect in the product, non-compliance with the supply date, etc.

         The Companies will handle for the Acquiring Company collection of the sold trade receivables included as part of the securitization transaction.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 3 - Trade Receivables (cont'd)

         Sale of trade receivables in a securitization transaction: (cont'd)
         ----------------------------------------------------------

         The accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale regarding that part of the debt where the risk and control thereof has been finally and absolutely transferred to the buyer. Accordingly, trade receivables which were sold, were deleted where the consideration in respect thereof had been received in cash and/or by a non-deferred liability. With respect of that part of the trade receivables included in the securitization transaction, which was not recognized as a sale, a subordinated capital note receivable was recorded in the amount of the difference between the amount of trade receivables included in the transaction and the amounts of consideration received, as above, and receivables were recorded in respect of the debts sold where the consideration in respect thereof was received subsequent to the balance sheet date.

         The loss on sale of the trade receivables is recognized at the date of sale and is reflected in the item "other expenses".

         As part of the agreement, the Company committed to maintain certain financial covenants, mainly, financial liabilities to equity and profitability ratios - see Note 21C.


Note 4 - Other Receivables

                                                                Consolidated                            Company
                                                        --------------------------------     --------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------     --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------
        Claims from the government in
          respect of grants and tax refunds                   42,600             33,809                 -                  -
        Advance tax payments, net of
          provisions                                          11,647              8,331                 -                  -
        Employees (1)                                          1,582              1,300                 -                  -
        Deferred taxes (Note 18)                              16,940             15,922               541                341
        Current maturities of long-term
          receivables                                             49                216                 -                  -
        Prepaid expenses and accrued
          income                                              14,679             12,219                65                 72
        Receivables in respect of currency
          transactions                                         1,430                  -                 -                  -
        Dividend receivable                                        -                  -                 -             14,200
        Others                                                17,445             14,617                 -                  -
                                                        -------------      -------------     -------------      -------------
                                                             106,372             86,414               606             14,613
                                                        =============      =============     =============      =============
        (1)    Includes a non-linked bank
                deposit designated for the
                purpose of granting loans to
                employees and bearing annual
                interest at the rate of 2.15% - 4%               325                295                 -                  -
                                                        =============      =============     =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 5 - Loans to Investee Companies

         Company

                                                                                             December 31
                                                                                ------------------------------------
                                                                                         2006                   2005
                                                                                -------------          -------------
                                                                                US$ thousands          US$ thousands
                                                                                -------------          -------------

         Short-term loans (1)                                                         25,000                 25,778
         Current accounts (2)                                                         29,909                 14,102
                                                                                -------------          -------------
                                                                                      54,909                 39,880
                                                                                =============          =============

         (1) The loan is a dollar loan and bears interest of 2.3% - 5.8%.
         (2) The accounts are mainly linked to the US dollar and are non-interest bearing.



Note 6 - Inventories

         Consolidated
                                                                                             December 31
                                                                                ------------------------------------
                                                                                         2006                   2005
                                                                                -------------          -------------
                                                                                US$ thousands          US$ thousands
                                                                                -------------          -------------

         Finished products                                                           371,695                345,187
         Work in progress                                                             52,296                 47,159
         Raw materials                                                               124,150                125,064
         Packing materials                                                             4,764                  4,587
         Spare parts and maintenance materials                                        12,065                 12,694
                                                                                -------------          -------------
                                                                                     564,970                534,691
         Purchased products for sale                                                  42,358                 31,725
                                                                                -------------          -------------
                                                                                     607,328                566,416
                                                                                =============          =============


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies

         Company

         A.     Composition
                                                                                             December 31
                                                                                ------------------------------------
                                                                                         2006                   2005
                                                                                -------------          -------------
                                                                                US$ thousands          US$ thousands
                                                                                -------------          -------------
         Subsidiaries -
         Cost of shares                                                              419,782                427,178
         Company's equity in retained earnings and capital reserves
           accumulated from date of acquisition, net                                  533,661              * 507,292
         Adjustments deriving from translation of financial statements
           of investee companies                                                       (1,250)                (4,126)
                                                                                -------------          -------------
                                                                                     952,193                930,344

         Less - investment in Company shares held by subsidiary                       (9,708)                (9,708)

         Capital reserve from acquisition and sale of debentures convertible
           into shares of the Company by a subsidiary                                       -                    399
                                                                                -------------          -------------
                                                                                     942,485                921,035

         Loans - See Note 7C(1)                                                      330,573                115,684
         Capital reserves - See Note 7C(2)                                           143,159                131,402
         Perpetual loan - See Note 7C(3)                                                   -                  2,500
                                                                                -------------          -------------

                                                                                   1,416,217              1,170,621
                                                                                =============          =============


         B.       Movement during the year

                                                                                                                2006
                                                                                                       -------------
                                                                                                       US$ thousands
                                                                                                       -------------

         Balance at beginning of year                                                                    *1,170,621
         Company's equity in net earnings of investee companies, net                                         74,480
         Adjustments deriving from translation of financial statements of investee companies                  2,876
         Sale of investment                                                                                  (6,760)
         Investment in shares                                                                                 8,199
         Dividend                                                                                           (60,523)
         Dividend in respect of treasury stock                                                                  678
         Change in loans and capital reserves, net                                                          226,646
                                                                                                       -------------
         Balance at end of year                                                                           1,416,217
                                                                                                       =============

         A list of the investee companies is presented in the Appendix.

         *        Restated - see Note 2Z.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (Cont'd)

        C.      Terms of loans and capital notes

        (1) The loans bear interest at the LIBOR rate plus a margin that ranges from 0.45% to 1%.
        (2) NIS capital reserves, not linked to the CPI and not bearing interest.
        (3)     The perpetual loan is non-linked and does not bear interest.

        D.      Additional information

        (1)     Acquisition of companies during 2006:

                During 2006, the Company acquired through wholly owned subsidiaries marketing companies and a production company at an aggregate cost of $35.4 million.

                The excess cost created at the time of the acquisition amounted to $14 million, of which $2.8 million was attributed to assets and intangible assets and the balance, in the amount of $11.2 million, was attributed to goodwill.

                The effect of the first time consolidation of the activities acquired that were consolidated commencing from the acquisition date on the consolidated statements of income is an increase in revenues of $22.5 million for the period ended December 31, 2006, and an increase in net income of $0.5 million for the same period. The impact on the consolidated balance sheet as at December 31, 2006 is an increase of assets in the amount of $55.5 million.

        (2)     Acquisition of companies during 2005:

                During 2005, the Company acquired through wholly owned subsidiaries marketing companies at an aggregate cost of $22.3 million.

                The excess cost created at the time of the acquisition amounted to $14.7 million, of which $9 million was attributed to intangible assets, $0.5 million was attributed to inventory and the balance of $5.2 million was attributed to goodwill.

                The statements of income and the statements of cash flows of the companies acquired were consolidated commencing from their acquisition date. The effect of the first time consolidation of the companies acquired on the consolidated statements of income is an increase in revenues of $52 million for the period ended December 31, 2005, and a decrease in net income (after amortization of goodwill) of $1.2 million for the same period. The impact on the consolidated balance sheet as at December 31, 2005 is an increase of assets in the amount of $49.3 million.

        (3)     Acquisition of companies during 2004:

                During 2004, the Company acquired through wholly owned subsidiaries marketing companies at an aggregate cost of $108 million.

                The excess cost created at the time of the acquisition amounted to $82.5 million, of which $43.4 million was attributed to intangible assets, $4 million was attributed to deferred taxes, $1.3 million was attributed to inventory and the balance of $41.8 million was attributed to goodwill.

        (4) With respect to goodwill on acquisition of investee companies - see Note 10.

        (5)     With respect to guarantees for investee companies - see Note
                20E.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (Cont'd)

        E.      Employee options in investee companies

                A subsidiary, Lycored - Natural Products Industries Ltd. (hereinafter - "Lycored"), has granted stock options to employees, which, if exercised, will dilute the Company's holding in Lycored from 98% to about 89.8%, based on the value of the options to the employees as at the balance sheet date.


Note 8 - Long-Term Investments, Loans and Receivables

        A.      Composition


                                                                 Consolidated                           Company
                                                         -------------------------------     -------------------------------
                                                           December 31       December 31       December 31       December 31
                                                                  2006              2005              2006              2005
                                                         -------------     -------------     -------------     -------------
                                                         US$ thousands     US$ thousands     US$ thousands     US$ thousands
                                                         -------------     -------------     -------------     -------------

         Long-term investments, loans and
           receivables [See Note 8B(1)]                        25,411            22,460                 -                 -
         Bank deposits [See Note 8B(2)]                           327                 -            10,927            19,176
                                                         -------------     -------------     -------------     -------------
                                                               25,738            22,460            10,927            19,176
         Less - current maturities                                 49               216                 -                 -
                                                         -------------     -------------     -------------     -------------
                                                               25,689            22,244            10,927            19,176
         Deferred taxes (Note 18)                              19,996            14,878                 -                 -
         Other investments                                        440               440                 -                 -
                                                         -------------     -------------     -------------     -------------
                                                               46,125            37,562            10,927            19,176
                                                         =============     =============     =============     =============


         B.       Additional information

         (1) Long-term investments, loans and receivables
             --------------------------------------------

                  A.       Linkage terms
                                                                                             Consolidated
                                                                                ------------------------------------
                                                                                  December 31            December 31
                                                                                         2006                   2005
                                                                                -------------          -------------
                                                                                US$ thousands          US$ thousands
                                                                                -------------          -------------

                  In Israeli currency - not linked                                     2,367                  2,427
                  In dollars                                                           1,688                  2,684
                  In Brazilian reals                                                  11,927                  9,210
                  Non-monetary assets                                                  5,309                  4,675
                  Other foreign currency                                               4,447                  3,464
                                                                                -------------          -------------
                                                                                      25,738                 22,460
                                                                                =============          =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 8 - Long-Term Investments, Loans and Receivables (cont'd)

        B.      Additional information (cont'd)

                B.      Maturities

                The investments, loans and receivables mature as follows:


                                                                                                            US$ thousands
                                                                                                            -------------

                First year (current maturities)                                                                       49
                Second year                                                                                        7,140
                Third year                                                                                         5,580
                Fourth year                                                                                        1,536
                Fifth year and thereafter                                                                          6,124
                Non monetary assets                                                                                5,309
                                                                                                            -------------
                                                                                                                  25,738
                                                                                                            =============


        (2)     Bank deposits
                -------------
                                                                                                       Company
                                                                           Interest rate   ----------------------------------
                                                                           as at balance     December 31      December 31
                                                                              sheet date            2006             2005
                                                                           -------------   -------------    -------------
                                                                                       %   US$ thousands    US$ thousands
                                                                           -------------   -------------    -------------

                Dollar deposits                                                        6          10,927           19,176
                                                                                           =============    ==============

                The Company and its subsidiary made deposits in a Brazilian bank for a five-year period. Such deposits serve as sole security for loans taken out by a subsidiary from the same bank and in the same amounts. The Company and the subsidiary are able to realize the deposit and make early repayment of the loan on certain dates as provided in the agreement.

                In the consolidated balance sheet, the amounts of the deposits were set-off against the amounts of the loans taken out by the subsidiary (see Note 14A).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------


Note 9 - Fixed Assets

        A.      Composition

        Consolidated


                                                                                                    Office
                                                                                                furniture,
                                           Land and          Plant and             Motor         computers              Total
                                          buildings          equipment          vehicles     and equipment
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------

         Cost
         Balance as at
          beginning of the year            140,439            708,321             5,145            30,575            884,480
         Additions, net of
          grants                            10,826             55,122             1,286             3,767             71,001
         Newly consolidated
          companies                         12,736              8,739               211               612             22,298
         Disposals                          (1,154)            (1,710)          (1,055)              (880)            (4,799)
                                      -------------        -----------       -----------        -----------      -------------
         Balance as at
          end of year                      162,847            770,472             5,587            34,074            972,980
                                      ------------         -----------       -----------         ----------       ------------
         Accumulated
          depreciation
         Balance as at the
          beginning of the year             53,017            344,420             2,358            21,319            421,114
         Additions                           5,700             26,608               874             3,870             37,052
         Newly consolidated
          companies                          1,727              4,118               261               580              6,686
         Eliminated on
          disposals                          (127)             (1,593)             (809)             (753)            (3,282)
                                       -----------         -----------       -----------         ---------        -----------
         Balance as at
          end of year                       60,317            373,553             2,684            25,016            461,570
                                       -----------         -----------        -----------        ---------        -----------

         Net book value

         As at
          December 31, 2006                102,530            396,919             2,903             9,058            511,410
                                       -----------         -----------        ----------         --------         -----------

         As at
          December 31, 2005                 87,422            363,901             2,787             9,256            463,366
                                       -----------         ----------         ----------         --------         -----------





                                                                                                      December 31
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Cost of assets includes:
         Buildings on freehold land                                                               111,213             88,604
         Buildings on land held under capitalized leases                                           51,634             51,835
         Capitalized financing expenses                                                            19,997             19,205
         Fully-depreciated equipment                                                              160,193            146,828
         Cost of assets is net of grants received                                                 102,795            102,329


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 9 - Fixed Assets (cont'd)

         B.       Additional information

         (1) The Makhteshim facilities are located on a 108.6 hectare plot in Ramat Hovav leased for various periods expiring between the years 2023-2029 with an extension right and on a 40.7 hectare plot in Beer Sheva leased from the Israel Land Administrtion for periods expiring between the years 2023-2029 with an extension right.

                  The Agan facilities are located in Ashdod on an owned area of approximately 24 hectares. On top of the owned land, a subsidiary company of Agan rents an additional plot of approximately 0.7 hectares adjacent to the plant.

                  The facilities of the companies outside Israel are located on owned land.

         (2) Regarding liens - see Note 21


Note 10 - Other Long-Term Assets

         A.       Composition:

         Consolidated


                                                                                December 31, 2006
                                                        ---------------------------------------------------------------------
                                                                             Accumulated     Provision for        Unamortized
                                                                 Cost       amortization        impairment            balance
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         Product registration                                321,284            172,422             9,101            139,761
         Goodwill on acquisition
          of subsidiaries                                    173,056             48,335                 -            124,721
         Intangible assets on purchase
         of products and companies                           329,583             75,473             5,885            248,225
         Marketing rights                                     14,004             10,359                 -              3,645
         Debenture issuance expenses                             375                322                 -                 53
         Non-competition and
         confidentiality agreement                             2,576              2,323                 -                253
         Other*                                               24,247              8,150                 -             16,097
                                                        ------------       ------------        ----------      --------------
                                                             865,125            317,384            14,986            532,755
                                                        ============       ============        ==========      ==============



                                                                                        December 31, 2005**
                                                                           --------------------------------------------------
                                                                                               Accumulated        Unamortized
                                                                                    Cost      amortization            balance
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Product registration                                                   276,367           145,018            131,349
         Goodwill on acquisition of subsidiaries                                170,978            57,730            113,248
         Intangible assets on purchase of products and companies                329,583            57,530            272,053
         Marketing rights                                                        14,796             7,586              7,210
         Debenture issuance expenses                                                997               651                346
         Non-competition and confidentiality agreement                            2,576             1,832                744
         Other*                                                                  18,746             7,115             11,631
                                                                           ------------       -----------       -------------
                                                                                814,043           277,462            536,581
                                                                           ============       ===========       =============
         * Included mainly customer list and trade names.
         ** Reclassified

                                            38

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------

Note 10 - Other Long-Term Assets (cont'd)



         Company
                                                                                         December 31, 2006
                                                                           --------------------------------------------------
                                                                                               Accumulated        Unamortized
                                                                                    Cost      amortization            balance
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Debenture issuance expenses                                                375               322                 53
                                                                           =============     =============      =============



                                                                                         December 31, 2005
                                                                           --------------------------------------------------
                                                                                               Accumulated        Unamortized
                                                                                    Cost      amortization            balance
                                                                           -------------     -----------        -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         Debenture issuance expenses                                                997               651                346
                                                                           ============      =============      =============


         B.       Additional details

         1. In 2002, wholly controlled Company subsidiaries signed a number of agreements with Bayer Crop Science AG for the acquisition of a number of products, licenses and distribution rights in the area of vegetation protection. The total consideration for such acquisition amounted to $185.3 million.

                  Approximately $34.6 million of the consideration was allocated to acquisition of product registration, approximately $144.1 million was allocated to acquisition of intangible assets on purchase of products which includes: intellectual rights, trade name, technological know-how, information on customers and suppliers of materials and $6.6 million was allocated to marketing and distribution rights.

                  The consideration in respect of acquisition of the marketing and distribution rights, in the amount of $6.6 million, is being amortized over a period of 6-8 years.

         2. In 2001, wholly controlled subsidiaries of the Company signed agreements with Aventis and Syngenta A.G. for the purchase of four new agrochemical products as well as the purchase of marketing and distribution rights of a product package in the Scandinavian countries. One of the products purchased is still protected by patents that were transferred to the purchasing company.

                  The total price paid for purchase of the four products totaled $105 million, $20 million was attributed to product registration costs, $2.5 million was attributed to the purchase of agreements with third parties, amount of $77.5 million was attributed to intangible assets on purchase of products which includes: intellectual rights, trade name, brand name, technological know-how, information on customers and suppliers of materials and $5 million was allocated to the marketing and distribution rights.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
-------------------------------------------------------------------------------
Note 10 - Other Long-Term Assets (cont'd)

         B.       Additional details (cont'd)

         3. Regarding goodwill and other assets created in the framework of acquisition of companies during the period of the report, see Note 7D.

         4. In connection with a non-competition and confidentiality agreement with the former CEO of Milenia, see Note 31A(4).

         5. In 2006, the Company recorded a provision for impairment in value in the amount of $15 million as a result of the non-temporary impairment in the value of product registration. The expense was recorded under other expenses category.


Note 11 - Short-Term Credit from Banks



         A.       Composition
                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      --------------
         Credit from banks
         Overdrafts                                           51,810            119,967                 -                  -
         Short-term loans                                     46,072            109,462                 -             59,000
                                                        ------------       ------------      ------------       -------------
                                                              97,882            229,429                 -             59,000
         Current maturities of long-term loans                 1,968             18,609                 -                  -
                                                        ------------       ------------      ------------       -------------
                                                              99,850            248,038                 -             59,000
                                                        ============       ============      ============       =============


         B.       Linkage terms and interest rates

                                           Weighted             Consolidated                            Company
                                      interest rate      -------------------------------     --------------------------------
                                         at balance              December 31                          December 31
                                                         -------------------------------     --------------------------------
                                         sheet date               2006              2005              2006               2005
                                     --------------      ------------      -------------     -------------      -------------
                                                  %      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                     --------------      ------------      -------------     -------------      -------------

         Credit from banks
         Overdrafts:
         -----------
         In Israeli currency                      7             1,456               424                 -                  -
         In US dollars                            6            28,209            92,302                 -                  -
         In Euro                                  5            17,734            13,618                 -                  -
         In Brazilian currency                   14             1,247            11,639                 -                  -
         In other currencies                      6             3,164             1,984                 -                  -
                                                         -------------     ------------      -------------      -------------
                                                               51,810           119,967                 -                  -
                                                         -------------     ------------      -------------      -------------

         Short-term loans:
         -----------------
         In dollars                       Libor+0.5            33,125           105,953                 -             59,000
         In other currencies                      6            12,947             3,509                 -                  -
                                                         ------------       -----------      -------------      -------------
                                                               46,072           109,462                 -             59,000
                                                         ------------       -----------      -------------      -------------
                                                               97,882           229,429                 -             59,000
                                                         ============       ===========      =============     ==============

        C.     Regarding collaterals - see Note 21A.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------

Note 12 - Trade Payables


         Consolidated
                                                                                                     Consolidated
                                                                                             --------------------------------
                                                                                                      December 31
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------
         Accounts payables                                                                        368,609            338,462
         Post-dated checks provided                                                                   965                136
                                                                                             -------------      --------------
                                                                                                  369,574            338,598
                                                                                             =============      =============

Note 13 - Other Payables


                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         Liabilities to employees and for
          salaries and wages                                  48,600             36,290             4,933              4,343
         Provision for taxes on income, net
          of advance tax deposits                             20,958             30,199                 -              3,178
         Government agencies royalties                        10,241              6,478             1,443                 74
         Subsidiaries - current account                            -                  -             1,074                127
         Payables in respect of currency
          transactions - derivatives                          11,438              9,074                 -                  -
         Accrued expenses                                     74,748             60,397               400              1,087
         Payables in respect of acquisition
          of subsidiary                                        1,848                957                 -                  -
         Others                                              103,580           * 58,252             6,433              1,078
                                                         -----------        -----------       -----------        ------------
                                                             271,413            201,647            14,283              9,887
                                                         ===========        ===========       ===========        ============

*    Restated - see Note 2Z.

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------

Note 14 - Long-Term Loans from Banks


         A.       Composition
                                                                                                     Consolidated
                                                                                           ----------------------------------
                                                                                                      December 31
                                                                                           ----------------------------------
                                                                                                      2006               2005
                                                                                           ---------------    ---------------
                                                                                           US$ thousands      US$ thousands
                                                                                           ---------------    ---------------
         Loans from banks*                                                                         46,980             54,193

         Less - current maturities                                                                  1,968             18,609
                                                                                           --------------     ---------------

                                                                                                   45,012             35,584
                                                                                            =============     ===============

         * After the deduction of an
             investment in bank deposits (see
             Note 8B(2)) in the amount of:                                                         18,900             19,176
                                                                                           ==============     ===============

         B.       Linkage terms and interest rates


                                                                                                  Consolidated
                                                                                Weighted   ----------------------------------
                                                                           interest rate              December 31
                                                                              at balance   ----------------------------------
                                                                              sheet date              2006               2005
                                                                           -------------   ---------------    ---------------
                                                                                       %   US$ thousands      US$ thousands
                                                                           -------------   ---------------    ---------------

         In US dollars                                                                 6           34,339             47,528
         In Euro                                                                       4           12,494              4,999
         In Israeli currency                                                                            -              1,666
         In other foreign currency                                                     7              147                  -
                                                                                           ---------------    ---------------
                                                                                                   46,980             54,193
                                                                                           ===============    ===============

         C.       Maturities


                                                                                                                Consolidated
                                                                                                               -------------
                                                                                                               US$ thousands
                                                                                                               -------------
         First year - current maturities                                                                              1,968
         Second year                                                                                                 32,557
         Third year                                                                                                   3,762
         Fourth year                                                                                                  3,817
         Fifth year                                                                                                   1,554
         Sixth year and thereafter                                                                                    3,322
                                                                                                               -------------
                                                                                                                     46,980
                                                                                                               =============

                                     42

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------

Note 14 - Long-Term Loans from Banks (cont'd)

         D. Regarding the commitment of the Company and certain subsidiaries to banks, to maintain certain financial covenants, mainly, debt-equity and profitability ratios - see
                  Note 21C.

         E.       Collaterals - see Note 21A.


Note 15 - Convertible Debentures

         A.       Presented in current liabilities


                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         Debenture principal (1)(2)                           12,201                  -            12,201                 -
         Discount balance, net                                  (146)                 -              (146)                -
                                                        -------------      -------------     -------------      -------------
                                                              12,055                  -            12,055                 -
                                                        =============      =============     =============      =============

         B.       Presented in long-term liabilities

                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------


         Debenture principal (1)                                   -             26,802                 -            28,602
         Discount balance, net                                     -                673                 -            (1,086)
                                                        -------------      -------------     -------------      -------------
                                                                   -             26,129                 -            25,716
         Debenture principal (4)                                 675             14,350               675            14,350
                                                        -------------      -------------     -------------      -------------
                                                                 675             40,479               675            40,066
                                                        =============      =============     =============      =============


                  1. In November 2001, convertible debentures and options were issued pursuant to a prospectus, as follows:

                           NIS 270,000,000 par value registered debentures (Series A) offered at 90% of the par value, repayable in a lump-sum payment on November 20, 2007, bearing interest at the annual rate of 2.5% and linked (interest and principal) to the representative exchange rate of the dollar. On any trading day, commencing with the registration date of the debentures (Series A) for trading on the stock exchange and up to and including October 31, 2007, the debentures (Series A) are convertible into fully paid-up ordinary registered shares of NIS 1 par value each, based on a conversion rate of NIS 9.1 par value debentures (Series A) for one ordinary share of NIS 1 par value.

                           As a result of dividend distributions, the conversion rate was updated and, as at the balance sheet date, it stands at NIS 9.1 par value.

                           There were 18,000,000 registered options (Series 1), exercisable for 18,000,000 ordinary shares of NIS 1 par value each of the Company. On November 20, 2005, the options expired.

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

                  2. In January 2002, the Company issued to investors, as part of a private placement, NIS 133,980 thousand par value convertible debentures (Series A), at a price of NIS 1.015 for NIS 1 par value of debentures (Series A), for an aggregate consideration of $29.5 million. The terms of the convertible debentures (Series A) are identical to the terms of the convertible debentures (Series A), issued by the Company, as stated in Note 15A., above.

                  3. In 2004 and 2005, NIS 235,020 thousand par value of debentures (Series A) were converted into 23,269 thousand ordinary shares of NIS 1 par value. The total share capital issued as a result of the conversion is $5,227 thousand, with a premium of $45,337 thousand.

                           In 2006, NIS 59,738 thousand par value of debentures (Series A) were converted into 6,536 thousand ordinary shares of NIS 1 par value at the average conversion rate of NIS 9.14 par value debentures for ordinary shares of NIS 1 par value. The total share capital issued as a result of the conversion is $1,544 thousand, at a premium of $12,333 thousand.

                           Subsequent to December 31, 2006, NIS 17,661 thousand par value of debentures (Series A) were converted into 1,941 thousand ordinary shares of NIS 1 par value.

                  4. In March 2004, the Company issued, as part of a private issuance to institutional investors (mainly overseas), non-marketable convertible debentures, in the amount of $150 million par value in exchange for their par value. The period of the debentures is 7 years and they bear annual interest at the rate of 1.75%, which is to be paid once a year, in March. The debentures may be converted into ordinary registered shares of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, based on a fixed rate of exchange of $1 = NIS 4.514. The ordinary shares to be issued as a result of conversion of the debentures shall be registered for trading on the Tel-Aviv Stock Exchange.

                           The owners of the debentures shall have the right to demand payment of the debentures (principal and interest up to that date) on March 22, 2007, by means of advance written notice (which is given 30-60 days prior to March 22, 2007).

                           The Company shall have the right to execute a forced conversion of the debentures commencing on March 22, 2007, this being so long as the average price per Company share in the period of 20 business days which preceded its notification of forced conversion, shall be at least 30% higher than the price of the conversion rate of the debentures.

                           The Company committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities that the Company intends to register for trading.

                           The total issuance expenses with respect to the institutional debentures amounted to $2.5 million.

                           In 2005, $135,650 thousand par value institutional debentures were converted into 29,869 thousand shares of NIS 1 par value. The total share capital issued as a result of the conversion is $6,554 thousand at a premium of $129,096 thousand.

                           In 2006, $13,675 thousand par value institutional debentures were converted into 3,011 thousand shares of NIS 1 par value. The total share capital issued as a result of the conversion is $646 thousand at a premium of $13,109 thousand.

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Debentures

                  On December 4, 2006, the Company issued to institutional investors three series of debentures in the aggregate amount of NIS 2,350 million par value, broken down into three separate series, in exchange for their par values, as follows:

                  A. Series B, in the amount of NIS 1,650 million par value, linked to the CPI and bearing base annual interest of 5.15%. The principal of the debentures is to be repaid in 17 equal payments during the years 2020 - 2036. The issuance expenses in respect of this series amounted to $1,044 thousand.

                  B. Series C, in the amount of NIS 465 million par value, linked to the CPI and bearing base annual interest of 4.45%. The principal of the debentures is to be repaid in 4 equal payments during the years 2010 - 2013. The issuance expenses in respect of this series amounted to $294 thousand.

                  C. Series D, in the amount of NIS 235 million par value, unlinked and bearing base annual interest of 6.5%. The principal of the debentures is to be repaid in 6 equal payments during the years 2011 - 2016. The issuance expenses in respect of this series amounted to $149 thousand.

                  The Company notified the holders of the three series of debentures that in the future it intends to record the debentures on the Stock Exchange for trading, however it did not commit to do so. Up to the registration date of the debentures for trading on the Stock Exchange, as stated above, the annual base interest paid on the outstanding balance of the debenture principal of each of the series will be subject to an annual addition of 0.25%.

                  Up to registration of the debentures for trading, if the Company's financial debt based on its financial statements exceeds above 200% of its shareholders' equity, the Company will not distribute dividends. As at the balance sheet date, the financial debt has not exceeded this amount.



Note 17 - Other Long-Term Liabilities

         Consolidated

         Linkage terms


                                                                                                          December 31
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Liabilities linked to the US dollar                                                            -             1,092
         Liabilities linked to another currency                                                     3,407             3,222
                                                                                             -------------      -------------
                                                                                                    3,407             4,314
                                                                                             =============      =============

         The liabilities are scheduled for repayment in the year 2008.


                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Taxes on Income

         A. Benefits under the Law for the Encouragement of Capital Investments, 1959

         The plants of subsidiaries in Israel have been granted "Approved Enterprise" status under the Israeli Law for the Encouragement of Capital Investments, 1959. Part of the income deriving from the "Approved Enterprise" during the benefits' period is subject to tax at the rate of 25% (the total benefit's period is seven years and in certain circumstances ten years, but may not exceed either 14 years from the date of the Letter of Approval or 12 years from the date the "Approved Enterprise" commenced operations).

         Other plants of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a reduced tax rate of 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt income, the subsidiaries will be liable for tax on the income from which the dividend was distributed at a rate of 25%.

         The benefits' period has ended for some of the plants of the subsidiaries and the benefit period for others will end during years up to 2014. In addition, subsidiaries have other investment programs in progress, or for which the benefits' period with respect thereto has not yet commenced.

         The above-mentioned benefits are conditional upon compliance with certain conditions specified in the Law and related Regulations, and in the Letters of Approval, in accordance with which the investments in the Approved Enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits, in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are in compliance with these conditions.

         B.  Benefits under the Law for the Encouragement of Industry (Taxes),
             1969

         Under the Israeli Law for the Encouragement of Industry (Taxes) 1969, the Company is an Industrial Holding Company and the subsidiaries in Israel are "Industrial Companies". The main benefit under this law is the filing of consolidated income tax returns (The Company files a consolidated income tax return with Makhteshim) and higher depreciation for tax purposes.

         C.  Taxation under inflationary conditions

         The Company and its subsidiaries in Israel are subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. The financial statements are presented in US dollars.

         D.  Foreign subsidiaries

         The Company's foreign subsidiaries are assessed according to the tax laws applicable in the respective countries where these subsidiaries operate.

         E.  Change in tax rate

         On June 29, 2004, Israeli Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 (hereinafter - "the Amendment") passed the second and third call in the Israeli Knesset. The Amendment provides that the Companies Tax rate shall be gradually reduced, commencing from January 1, 2004 from 36% to 30% in the following manner: in 2004 - 35%, in 2005 - 34%, in 2006 - 32% and in 2007 and thereafter - 30%.

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Taxes on Income (cont'd)

         E.  Change in tax rate (cont'd)

         The current taxes and the balances of the deferred taxes as at December 31, 2004, were calculated in accordance with the tax rates in the preceding paragraph. The impact of the reduction in the tax rates on the Company's consolidated results of operations for the year ended December 31, 2004 is a decrease in tax expense in the amount of $4.5 million.

         On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order), 2005 was passed, pursuant to which the Companies Tax rate will be gradually reduced further in the following manner: in the 2006 tax year a tax rate of 31% will apply, in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, and in 2010 and thereafter, a tax rate of 25% will apply. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%.

         The current and deferred taxes as at December 31, 2005, were calculated in accordance with the new tax rates as determined in Amendment No.
         147. The impact of the reduction in the tax rates on the consolidated financial statements for the year ended December 31, 2005 is a decrease in the taxes expense in the amount of $5.6 million.

         F.  Deferred taxes

                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         (1)      Movement

                  Balance at beginning
                   of year                                    43,879             37,317            (7,575)            (6,999)
                  Included in statement
                   of income                                 (20,478)             7,830            (1,980)               968
                  Charged to capital                          (1,146)            (1,544)           (1,146)            (1,544)
                  Newly consolidated                           2,956                276                 -                  -
                                                        -------------      -------------     -------------      -------------

                  Balance at end of year                      25,211             43,879           (10,701)            (7,575)
                                                        =============      =============     =============      =============

                  Classified as:

                  Other receivables                          (16,940)           (15,922)             (541)              (341)
                  Long-term liabilities                       62,147             74,679                 -                  -
                  Other investments                          (19,996)           (14,878)          (10,160)            (7,234)
                                                        -------------      -------------     -------------      -------------

                                                              25,211              43,879          (10,701)            (7,575)
                                                        =============      =============     =============      =============

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Taxes on Income (cont'd)

         F.       Deferred taxes (cont'd)

         (2)      Composition

                                                                Consolidated                            Company
                                                        -------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                        -------------------------------      --------------------------------
                                                                 2006               2005              2006               2005
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------
                  Deferred taxes in respect of:
                  Depreciable assets                          74,938             78,831                 -                  -
                  Carryforward tax losses                    (23,784)           (16,673)           (8,730)            (6,117)
                  Inventories                                (17,775)           (11,760)                -                  -
                  Employee severance
                   benefits, net                             (13,403)           (10,227)           (1,971)            (1,458)
                  Other temporary
                   differences                                 5,235              3,708                 -                  -
                                                        -------------      -------------     -------------      -------------

                                                              25,211             43,879           (10,701)            (7,575)
                                                        =============      =============     =============      =============


                  In the consolidated balance sheet, deferred taxes are computed at rates ranging between approximately 27% and 35% (Company - 27%).


         G.       Composition of tax expense (benefit)

         Consolidated

                                                                                    For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2006              2005               2004
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Taxes in respect of the reported period:
         Current                                                                 21,621            28,944             51,228
         Deferred                                                               (20,478)            5,142             (3,034)
                                                                           -------------     -------------      -------------
                                                                                  1,143            34,086             48,194
                                                                           =============     =============      =============

         Taxes in respect of prior years                                         (2,581)            5,866              4,140
                                                                           -------------     -------------      -------------
                                                                                 (1,438)           39,952             52,334
                                                                           =============     =============      =============

         Company
                                                                                    For the year ended December 31
                                                                           --------------------------------------------------
                                                                                   2006               2005              2004
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Current                                                                      -                 -                  2
         Deferred                                                                (1,980)              968               (749)
         Taxes in respect of prior years                                         (1,543)            3,058                  -
                                                                           -------------     -------------      -------------
                                                                                 (3,523)            4,026               (747)
                                                                           =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Taxes on Income (cont'd)

         H.  Theoretical tax

         Following is a reconciliation between the theoretical tax and the tax expense included in the statement of income:

         Consolidated

                                                                                  For the year ended December 31
                                                                           --------------------------------------------------
                                                                                   2006               2005              2004
                                                                           -------------     -------------      -------------
                                                                                    31%                34%               35%
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Tax expense computed at regular tax rate                                26,321            85,551             76,523
         Tax benefit for approved enterprises                                    (3,562)           (8,469)           (10,203)
         Difference between financial statement
          measurement of income and tax basis                                   (10,102)              207              2,559
         Change in rate of deferred taxes                                           (67)           (4,793)            (1,912)
         Income taxable at other tax rates                                      (17,879)          (32,630)           (20,732)
         Taxes in respect of previous years                                      (2,581)            5,866              4,140
         Utilization of tax losses for which deferred taxes
          were not created                                                            -            (3,048)                 -
         Nondeductible expenses and other differences                             6,432            (2,732)             1,959
                                                                           -------------     -------------      -------------
                                                                                 (1,438)           39,952             52,334
                                                                           =============     =============      =============

         Company
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                     2006             2005               2004
                                                                           --------------    -------------      -------------
                                                                                      31%              34%                35%
                                                                           --------------    -------------      -------------
                                                                            US$ thousands    US$ thousands      US$ thousands
                                                                           --------------    -------------      -------------

         Tax expense computed at regular tax rate                                 24,923           71,236            57,673
         Difference between financial statement measurement
          of income and tax basis                                                 (3,798)           3,026               353
         Equity in earnings of investee companies, net                           (23,090)         (73,903)          (57,192)
         Nondeductible expenses and other differences                             (1,543)           3,058            (1,581)
         Tax in respect of prior years                                               (15)             609                 -
                                                                           --------------    -------------      -------------
                                                                                  (3,523)           4,026              (747)
                                                                           ==============    =============      =============

         I.  Final assessments

         Makhteshim, Agan and Lycored have received final tax assessments up to and including the 2001 tax year. The Company was issued a "best judgment" assessment in respect of the 2001 tax year, and the Company has filed an appeal of such assessment with the Taxes Authority.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Taxes on Income (cont'd)

         J.  Losses and deductions available for carryforward to future years

         As at the balance sheet date, the losses for tax purposes which are available for carryforward to future tax years, amount to $83 million.

         The Company has recorded a deferred tax asset with respect to the accrued losses, in the amount of $23.8 million, based on Management's estimation it is probable that such losses will be utilized in the upcoming years.


         K.  Additional Information

         Regarding tax claims against Milenia - see Note 20D(2).



Note 19 - Employee Termination Benefits, Net

         A.  Composition

                                                             Consolidated                            Company
                                                     -------------------------------     ---------------------------------
                                                             December 31                           December 31
                                                     -------------------------------     ---------------------------------
                                                              2006              2005              2006               2005
                                                     -------------      -------------    -------------      --------------
                                                     US$ thousands      US$ thousands    US$ thousands      US$ thousands
                                                     -------------      -------------    -------------      -------------

         Accrued severance pay and
          retirement grants                                31,024             25,898             5,295              4,136
         Less - deposits in severance
          pay funds                                        17,884             16,198                 -                  -
                                                     -------------      -------------    -------------      -------------
                                                           13,140              9,700             5,295              4,136

         Early retirement pension                          20,924             15,197                 -                  -
         Accrual for unutilized sick leave                  4,067              3,117                 -                  -
                                                     -------------      -------------    -------------      -------------

                                                           38,131             28,014             5,295              4,136
                                                     =============      =============    =============      =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 19 - Employee Termination Benefits, Net (cont'd)

         B.  Severance pay and retirement grants

         The Company and its subsidiaries in Israel make regular deposits with "Nativ" (the Pension Fund of the Workers and Employees of the Histadrut Ltd.) and insurance companies. These deposits are intended to provide employees with pension rights or severance pay upon reaching retirement age. Amounts deposited in the pension fund and insurance companies are not included in the balance sheet because they are not under the management or control of the companies.

         Employees dismissed before attaining retirement age are eligible for severance benefits, computed on the basis of their most recent salary. Where the amounts accumulated in the pension fund are not sufficient to cover the computed severance benefits, the companies will cover the difference.

         In addition to their abovementioned pension rights, employees are entitled to receive retirement grants at the rate of 2.33% of their salary at retirement age. The accrual in the balance sheet covers the companies' obligations with regard to these retirement grants, as well as their liability to pay severance benefits to some of their employees for the period prior to the date on which these employees joined the pension plan, during which period no deposits had been made in the fund in the name of the employee.


         C.  Deposits with severance pay fund and retirement grants

         The deposits in the severance pay funds include accrued linkage differences and interest and are made in severance pay funds with banks and insurance companies. Withdrawal of the amounts on deposit is contingent upon the fulfillment of the provisions set forth in the Severance Pay Law.


         D.  Compensation for unutilized sick leave

         The financial statements include an accrual for compensation in respect of unutilized sick leave for employees who are 55 and older. No accrual is made in respect of employees under the age of 55 as it is uncertain whether they will receive such compensation (by reason of utilization of sick leave or early retirement).


         E.  Early retirement pension

         The financial statements include a provision for payment of pension benefits to a number of employees whose work was terminated before they reached retirement age. The provision was calculated by reference to the period from the time their work was terminated until the date stipulated in the agreement, on the basis of the present value of the pension payments (the interest rate used in the present value calculation was 3.6% per annum).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities

         A.       Commitments

         (1) The Articles of Association of the Company and its subsidiaries permit, subject to the governing companies' laws, including the provision of the Israeli Companies Law, indemnification and insurance of the responsibilities of directors and officers therein, provided that if the Company decides to provide advance indemnification, the amount of such indemnification shall be limited to 25% of the Company's shareholders' equity as at the date the indemnification is granted.

         (2) Liability of directors and officers of the Company and its subsidiaries is covered by an insurance policy. The limit of the insured responsibility is $100 million. The directors who were insured as part of the policy include all of the Company's directors as well as the directors of the subsidiaries.


         (3) Regarding undertakings of the Company and its subsidiaries as part of a securitization transaction - see Note 3.

         (4)      Regarding undertakings with interested parties - see Note 31A.

         B.       Contingent liabilities

         (1) In accordance with the Israeli Law for the Encouragement of Capital Investments, 1959, Company subsidiaries received grants from the State of Israel in respect of investments in fixed assets made as part of plant expansion plans approved by the Investments Center. Receipt of the grants is conditional upon fulfillment of the terms of the Letter of Approval that include, among others, exports at certain rates. If the companies do not comply with the required terms, they will be required to refund the grants amounts, together with interest from the date of their receipt. Management of the subsidiaries believes that they are in compliance with the conditions of the approval.

         (2) In accordance with the Israeli Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect of their research and development expenses incurred on projects approved by the Israeli Industrial Research and Development Administration. Receipt of the grants is conditional upon compliance with the terms of the letter of approval which include, among other things, the payment of royalties to the State of Israel at rates of between 2%-3.5% of the sales of products, up to the amount of the State's participation.

                  The balance of the State's participation in the companies' research and development expenses (net of royalties paid in respect thereof), after deduction of participations in expenses of unsuccessful research projects that were abandoned, amounts to approximately $4.8 million at December 31, 2006.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------

Note 20 - Commitments and Contingent Liabilities (cont'd)

         B.       Contingent liabilities (cont'd)

         (3) The Company has undertaken to indemnify the economic consultants who determined the exchange ratio for the Arrangement (see Note 1C) for reasonable expenses that they may be required to pay for legal consultation and representation in the event that legal proceedings are brought against them in connection with their opinion. In addition, the Company will indemnify the economic consultants for any damages payable in consequence of legal proceedings that exceed $1.5 million. The Company shall not be liable to indemnify the economic consultants if it is determined that they acted with gross negligence or willful misconduct in connection with their opinion.

         (4) A subsidiary has an agreement pursuant to which it will pay royalties at the rate of 4% of sales, with certain reductions stated in the agreement, with respect to a product whose development rights were acquired by the subsidiary, for a period of 10 years beginning from the year 2000, the date on which external sales of the product reached the level of sales stipulated in the agreement. Under certain conditions, the royalties may be reduced to a rate of not less than 2%.

         C.       Environmental quality

         (1) The operations of the Company and of its investee companies are exposed to risks related to environmental contamination, since they produce, store and sell chemicals. The Group invests substantial sums in order to comply with environmental laws and regulations, and management believes that the Group companies are in compliance with those laws. In accordance with the estimate of the Company's insurance advisors, the Group insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at balance sheet date, the Group did not have any coverage against ongoing environmental contamination. Such insurance is difficult to obtain, and in cases when it can be obtained, Company Management believes that the terms of the policy, including the amount of the insurance coverage, do not presently justify obtaining such a policy.

         (2) In April 2006, Agan Chemical Manufacturers received approval from the City of Ashdod to use real estate measuring about 20 dunams for purposes of constructing a biological waste purification facility. Construction of the facility is required in accordance with the permit for dumping waste granted to Agan by the Ministry of Environmental Protection pursuant to which Agan is required improve the level of the industrial waste dumped into the sea by means of biological processing. Based on the timetables provided in the permit's conditions, Agan must complete construction of the facility and its running-in period by March 2008. The expected investment in construction of the facility is estimated at $20 million.

         (3) In July 2006, a subsidiary signed an agreement with Ashdod Energy Ltd. (hereinafter - "Ashdod Energy"), pursuant to which Ashdod Energy will construct a power plant for production of electricity and steam and will supply electricity and steam to the subsidiary from the power plant.

                  At the same time the companies signed a sublease agreement whereby the subsidiary will lease land to Ashdod Energy on an area measuring about 10,500 sq.m. for purposes of construction of the power plant.

                  The agreement for supply of electricity and steam is for a period of 20 years from the power plant's operation date or a period of 24 years and 11 months from the signing date of the land agreement, whichever occurs first.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

         (4) One of the subsidiary's plants, together with other chemical plants, was constructed in Ramat Hovav, since the Government of Israel determined that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against penetration by liquid discharges or contamination. The Ministry of Environmental Protection conducted tests as a result of which it was reported that data exist indicating subterranean contamination in Ramat Hovav. The inspectors recommended that steps be taken to prevent further leakage from active and dormant installations that are likely to constitute a source of contamination of the subterranean water in the region.

                  Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area. Based on studies performed by researchers, including foreign research institutes, there is no effective process for cleaning the contaminated soil. The only remediation available is the natural cleansing processes that will clean the land over a period of 80 years. In the opinion of Company Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

         (5) In May 2004, a subsidiary and other factories in the Ramat Hovav area received a notification from the Ministry of Environmental Protection of an addition of terms to the business license (hereinafter - "the Additional Terms"), dealing with the treatment and discharge of waste produced as a result of their activities.

                  Pursuant to the notification, the factories were requested to discontinue flowing their waste into the central treatment system (the evaporation pools and waste treatment facilities of the Ramat Hovav Council) and to treat the factory's waste in an independent manner by means of construction of an appropriate waste treatment facility and separate evaporation pools for each factory.

                  In October 2004, the subsidiary, together with the Israeli Union of Industrialists and other companies, filed an administrative petition against the Ministry of Environmental Protection wherein the District Court was requested to declare that the additional terms to the business license are null and void.

                  In March 2005, the Court approved the Parties' consent to settle the dispute through "out of court" mediation.

                  The mediation was concluded and the Parties reached agreement regarding the new terms of the business license.

                  On December 28, 2006, the agreement was given the force of a court judgment.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

                  The highlights of the agreement are as follows:

                  (1) Commencing from January 1, 2008, flowing of waste into the central treatment system operated by the Ramat Hovav Council will no longer be permitted and each factory will be required to treat its own waste based on certain parameters determined (commencing from 2007 interim parameters were determined for the waste treatment and commencing from 2010 an improvement of 30% was determined as the fixed parameter).

                           In 2006, the subsidiary completed construction of the biological waste treatment facility as required by the agreement.

                  (2) The waste of the factories will be removed to the evaporation pools and basins of the Ramat Hovav Council by January 1, 2010. After this date, each factory will remove its waste to evaporation pools built and operated by it, by means of an independent flow and discharge system that will also be built and operated by it.

                  (3) At the end of the usage period of the pools, the mud will be left for final burial in those pools, if it is found by the Ministry of Environmental Protection, in accordance with risks' study to be conducted in 2007, that the burial will not cause any environmental damage whatsoever. At the end of the operation period of the evaporation pools (estimated by the Company to be in 2025), the Ministry of Environmental Protection will re-examine the possibility of damage being caused as a result of the burial in the pools with no additional significant treatment.

                  (4) Regarding the air quality it was agreed that the generally accepted principles in the European standards shall constitute the basis for negotiations to be held for purposes of setting the permissible emissions' parameters that will also comply with environmental parameters beyond the factory's borders. For purposes of implementing these demands, construction of a thermal oxidizing facility was begun (at an estimated cost of $10 million).

         (6) On November 28, 2004, a Government decision was received that approves a plan in connection with reduction of damaging air and water pollution agents deriving from the Ramat Hovav area. The plan discusses on treatment of factory waste, rehabilitation of the existing evaporation pools and prevention of exceptional emissions of dangerous substances into the air.

                  The agreement reached in the mediation process and the new conditions of the business license, as described in Section
                  (5), above, are part of implementation of the Government's plan.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries

          (1) In 1995, an action amounting to approximately US$ 56.6 million, as of the date of balance sheet (including interest and linkage differentials), was filed in Brazil against Milenia, by a group that acquired the rights of two banks that went into bankruptcy. Milenia was sued as a guarantor for the debts of agricultural cooperatives, which were its former shareholders. On March 9, 2007, Milenia has executed a final settlement resolving a series of legal claims, for a total payment of approximately $12 million USD. In 2006 the full settlement amount was provisioned for.

          (2) Administrative proceedings and fiscal claims are pending against Milenia in Brazil, all of which deal with demands for payment of various taxes, totaling some US$ 73 million (including interest and linkage differences as at the balance sheet date). On the basis of the opinion of its legal advisors, Milenia estimates that its chances of prevailing in all the proceedings and fiscal claims pending against it are good.

          (3) In 2002, an action was filed against Milenia by a private environmental protection organization, claiming that Milenia's plant in Londrina pollutes the environment and causes damage to its vicinity and neighbors. The plaintiff demands that Milenia prepare an environmental impact study, examinations for Milenia's employees and neighbors, and cessation of the production activity at the plant. The lower court instructed that an environmental impact study be conducted, but the court of appeals granted a stay of implementation of the decision pending a decision by the court of appeals (expected within two years). The plaintiff's request for examination of the Company's employees and neighbors was denied. The proceeding is at a preliminary stage. Milenia's legal advisors estimate that Milenia has good defenses against the claim and, therefore, no provisions were included in the books in respect of this action.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

          (4) In 2004, six identical actions were filed against a Company subsidiary in the United States and against six other agrochemical companies in the State of Illinios, USA, by a local water supplier (hereinafter - "the Plaintiff"). In these actions, the Plaintiff seeks to represent all the water suppliers in the State of Illinois. The water supplier claims that the product "atrazine", which is sold by the defendant companies, pollutes its water source, and that water having an atrazine content is a health hazard. The Plaintiff does not indicate the concentration of atrazine in the water or that the quantity of atrazine in its water exceeds the amount permitted by the Federal Water Standard, but claims that atrazine is a health hazard even at concentrations below the Federal Water Standard.

                  One of the principal contentions in the claim is that the subsidiary (as well as the other defendants) is aware of the danger of atrazine to human beings, and is concealing this information from the authorities and the public. The subsidiary contends that it received its license for atrazine pursuant to U.S. law by means of referring to studies submitted by the original license holder without it having been permitted to review such studies. In addition, the subsidiary contends that it did not conduct its own independent studies and it is not aware of studies indicating that atrazine at the concentration permitted by the Federal Water Standard is hazardous to human health.

                  In light of that stated above the subsidiary estimates, based on the opinion of its legal advisors, that the chances that it will be found responsible for concealing information are remote.

                  Additional causes of action claimed by the Plaintiff are encroachment, nuisance, negligence and violation of the environmental protection and water pollution laws.

                  Among the remedies the Plaintiff is requesting are: obligating the defendants to prepare and implement a plan for cleaning the Plaintiff's water, compensation of the Plaintiff for decline in value of its properties as a result of the presence of atrazine in the water and damage to its reputation. As is customary for claims of this type in the United States, the claim does not state the amount of the damages sought or the compensation requested.

                  The claim is in the very preliminary stages, the stage of certification of the claim as a class action has not yet started nor has the document discovery stage gotten underway.

                  The cumulative share of the subsidiary in sales of atrazine in Illinois is low in relation to the other defendants.

                  Taking into account the fact that the Plaintiff does not state that the concentration of atrazine in the water exceeds that permitted by the Federal Water Standard, and the fact that the chances are remote that the subsidiary will be found responsible for concealing information (as described above), the subsidiary estimates, based on the opinion of its legal advisors, that the chances that the claim will be rejected are higher than the chances it will prevail.

                  No provision has been included in the financial statements in respect of this claim.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

          (5) In 2003, a private criminal complaint was filed against Makhteshim and one of its directors by Adam, Teva VeDin (an Israeli association for protection of the environment). In the indictment Makhteshim is charged that on several occasions during the years 1999 through 2003, emissions of materials at prohibited concentrations were measured in the chimneys of its Ramat Hovav plant, creating severe pollution. Makhteshim does not admit these charges.

                  Makhteshim and its legal advisors estimate that the results of the complaint cannot be assessed. However, judging by the current levels of penalties imposed in similar criminal cases, it is highly likely that even in the event of conviction, the penalty will not have a material adverse effect on the Company and hence no provision was included in the financial statements.

          (6) In April 2005, a multinational company filed a claim for international arbitration against Makhteshim and Agan with respect to a license and supply agreement entered into in 1998. The amended amount of the claim totals some $17 million as at the balance sheet date. Makhteshim and Agan filed a counter claim. The Company made a provision in accordance with the opinion of its legal advisors. Subsequent to the balance sheet date a final settlement was reached within the framework of the arbitration in the amount of the provision recorded by the Company.

          (7) In 2005, arbitration proceedings were started in the United States between a multi-national company and a subsidiary for determining the amount the subsidiary is required to pay to the multi-national company for use of its studies in order for the subsidiary to obtain a license for the Pendimetlin product. The arbitration is mandatory arbitration under the Federal law, which governs the area of licensing for crop protection products. In December 2006, the arbitrators handed down a draft arbitration decision pursuant to which the subsidiary was held liable to pay the multi-national company an amount ranging between $9 million and $10 million for use of the studies. In February 2007, the draft arbitration decision became a final arbitration decision and the subsidiary was held liable to pay the multi-national company the amount of US$9.3 million. The subsidiary has recorded a full provision for this amount.

          (8) Several other claims were filed against Agan, totaling some $ 4 million due to damages incurred, according to the plaintiffs, as a result of use of Agan's products, breach of a product marketing agreement, supply of a defective product and for other claims. Agan estimates, on the basis of its legal advisors' opinion, that the defense prospects concerning some of these claims are good or that the provisions included in the books are sufficient. For some of the actions, which, at this stage, the results thereof cannot be estimated, no provisions were included in the books.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

         (8) (cont'd)

                  Several other claims were filed against Makhteshim, the total amount of which is some $3.2 million due to damages incurred, according to the plaintiffs, inter alia, as a result of the use of its products, and due to an alleged debt to a supplier that carried out the design and construction of a plant in Ramat Hovav. Makhteshim estimates, on the basis of its legal advisors' opinion, that the defense prospects concerning some of these claims are good or that the provisions included in the books are sufficient. No provisions were included in the books for some of the actions, whose results it is impossible to assess at this stage.

                  With respect to other Group companies, various claims of insignificant amounts were filed in respect of damages sustained, according to the plaintiffs, due to use of their products, supply of defective products, etc.


         E.       Guarantees

         (1) The Company has guaranteed the liabilities to banks of subsidiaries without any limitation as to amount. As at the balance sheet date, the outstanding liabilities of the subsidiaries to the banks totaled $14.4 million (December 31, 2005 approximate amount of $66.6 million).

         (2) The Company has guaranteed the liabilities to banks and suppliers of subsidiaries, the amount of which as at the balance sheet date totaled $10 million (December 31, 2005 approximate amount of $33.3 million).

         (3) Makhteshim and Agan have guaranteed the liabilities to banks of subsidiaries in the amount of $27 million (December 31, 2005 approximate amount of $28.6 million)

         (4) Foreign suppliers and banks have provided credit lines in the approximate amount of $202 million (December 31, 2005 approximate amount of $97.6 million) to foreign subsidiaries and to subsidiaries in Israel relying upon, among other things, the commitments of Makhteshim and Agan as to their proper fiscal management and the policies of Makhteshim and Agan to take steps that will enable those companies to meet their obligations. The amount of the credit lines utilized as at December 31, 2006, amounted to approximately $38 million (December 31, 2005 approximate amount of $27.2 million).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Commitments and Contingent Liabilities (cont'd)

         E.       Guarantees (cont'd)

         (5) The Company and Millenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Millenia's customers from those financial institutions, which were used for repayment of the debts of such customers to Millenia in respect of its sales to those customers. The amount of the commitment for indemnification, as at the balance sheet date, was approximately $65 million, of which approximately $50.6 million was a commitment for indemnification of Milenia and approximately $14.4 million was a commitment for indemnification of the Company and Milenia (December 31, 2005
                  - approximately $76 million, of which approximately $59.1 million was a commitment for indemnification of Milenia and approximately $16.9 million was a commitment for indemnification of the Company and Milenia).

         (6) Subsidiaries have undertaken to indemnify the bank in the framework of the transaction for sale of trade receivables in certain cases that are defined in the agreements, if debts sold are not paid.


Note 21 - Liens and Collaterals

         A. Following are details of collateralized liabilities to banks:

         - The Company and its Israeli subsidiaries have made commitments to banks not to register charges on their assets in favor of other parties, except specific liens for acquisition of an asset for the benefit of the party financing the acquisition on certain terms and subject to the giving of notification to the bank, and except for creation of liens related to receipt of investment grants, as stated in Note 21B, below.

                  In addition, the Company committed not to transfer or sell any one of its assets (except for sales in the Company's ordinary course of business and at customary market terms, including sale of trade receivables), without obtaining the bank's written consent in advance, except for the following:

                  (a) Transfer to a subsidiary which did not create and will not create general liens and which commits not to pledge or sell the pledged assets without obtaining the bank's consent in advance.

                  (b) Sale or transfer of assets, the value of the Company's interest in which does not exceed $20 million for any particular year and provided that the cumulative value of the total assets to be transferred or sold will not exceed $60 million.

         - As security for a long term liability in the amount of $17.5 million, a subsidiary has registered a mortgage on land and buildings, and other subsidiaries have registered a first-degree charge on assets including machinery and equipment, share capital and intangible assets.

         - Regarding bank deposits which serve as the sole security for repayment of loans taken by a subsidiary from that bank - see
                  Note 8B(2).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 21 - Liens and Collaterals (cont'd)

         B. As collateral for the fulfillment of the requirements in respect of investment grants received (see Note 18A), the Company and its subsidiaries have registered floating charges in unlimited amounts on all of their assets and have provided an unlimited guarantee in favor of the State of Israel.

         C. The Company and its subsidiary have committed to banks to maintain financial covenants, the main ones of which are as follows:

                  - The ratio of the interest-bearing financial liabilities to shareholders' equity shall not exceed 1.5.

                  - The ratio of the interest-bearing financial liabilities to income before financing expenses, taxes, depreciation and amortization (EBITDA) shall not exceed 3.3 (in subsidiary - 4).

                  - The shareholders' equity will not be less than $720 million.

                  As at the balance sheet date the Company and its subsidiary are in compliance with the aforementioned financial ratios.



Note 22 - Shareholders' Equity

         A.       Share capital

                                                                 December 31                          December 31
                                                        --------------------------------      -------------------------------
                                                                 2006               2005              2006               2005
                                                        --------------      ------------      ------------       ------------
                                                              Number of shares                     Number of shares
                                                        --------------------------------      -------------------------------
                                                                 Authorized                       Issued and paid-up
                                                        --------------------------------      -------------------------------

         Ordinary shares of NIS 1 par value              750,000,000        750,000,000       465,352,365        452,918,621
                                                        ==============      ============      ============       ============


         All of the shares are registered for trading on the Tel Aviv Stock Exchange.

         On August 8, 2005, the Company's Board of Directors decided to increase the Company's authorized share capital from NIS 500 million divided into 500 million ordinary shares of NIS 1 par value each to NIS 750 million divided into 750 million ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options

         1. On April 23, 2001 (hereinafter - the determining date), the Company's Board of Directors resolved to grant options to employees of the Company and to employees of its subsidiaries (hereinafter - Plan 2001). In accordance with this plan, the said employees can be allotted up to 17,400,000 option warrants which are exercisable for up to 17,400,000 ordinary shares of a par value of NIS 1 each, of the Company, at an exercise price of $1.596 as at the balance sheet date after adjustments made to all options due to a dividend distribution (the market value of a share as of April 22, 2001 was NIS 8.12).

                  All options warrants are required to be issued to a trustee pursuant to Plan 2001. The options were issued in accordance with Section 102 of the Israeli Income Tax Ordinance and the shares to be issued on the exercise thereof will be held by the trustee for a period of at least two years from the date of issuance of the options.

                  Eligibility to receive the option warrants, subject to the terms of the plan, is in three portions, as follows: One third on the determining date, an additional third one year after the determining date and the balance two years after the determining date.

                  The options of each portion can be exercised one year after the date of entitlement, and they expire after five years from the date of the beginning of the exercise period of each portion.

                  Pursuant to Plan 2001, at the time of exercise of the options the Company will issue shares in a number that reflects the amount of the monetary benefit inherent in the option, that is, the difference between the regular price of a Company share on the exercise date and the exercise price of the option.

                  Under this plan, the previous CEO of the Company was allotted 1,400,000 option warrants exercisable into 1,400,000 ordinary shares of a par value of NIS 1 each of the Company, which constitute 8% of the total amount of options to be granted under the plan.

                  In 2004, approximately 4,519,791 thousand options were exercised by Company employees for 2,505,937 thousand of the Company's ordinary shares of NIS 1 par value each.

                  In 2005, approximately 2,531,914 thousand options were exercised by Company employees for 1,736,805 thousand of the Company's ordinary shares of NIS 1 par value each.

                  In 2006, approximately 1,627,552 thousand options were exercised by Company employees for 1,137,674 thousand of the Company's ordinary shares of NIS 1 par value each.

                  Subsequent to December 31, 2006, approximately 751,667 thousand options were exercised by Company employees for 553,075 thousand of the Company's ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         2. On April 14, 2003 (hereinafter - "the determination date"), the Company's Board of Directors resolved to adopt an employee compensation plan for the employees of the Company and its subsidiaries and for their directors (hereinafter - "Plan 2003"), pursuant to which 17,000,000 options will be issued to the employees, which are exercisable for up to 17,000,000 of the Company's ordinary shares of NIS 1 par value each, at an exercise price of NIS 6.44 as at the balance sheet date after adjustments made due to a dividend distribution (the closing share price of the Company's shares on the stock exchange on the Determination Date, was NIS 9.13 per share).

                  All of the options will be issued under Section 102 of the Income Tax Ordinance. The options issued and the shares issued upon the exercise thereof will be held by a trustee for a period of at least two years from the end of the year in which the options are issued.

                  In accordance with Plan 2003, at the time of exercise of the options, the Company will issue shares in an amount that reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

                  The right to exercise the options is in three increments, as follows: one-third at the end of one year from the Determination Date, an additional one-third at the end of two years from the Determination Date and the balance at the end of three years from the Determination Date. The expiration date of the options is five years from the beginning of the exercise period of each increment.

                  In addition, in the framework of Plan 2003, the Company's CEO was issued 1,600,000 options which are exercisable for up to 1,600,000 of the Company's ordinary shares of NIS 1 par value each.

                  In addition, in the framework of the Plan, the Company's directors were issued a total of 1,800,000 options.

                  On March 8, 2004, the Company's Board of Directors decided to make an additional issuance under Plan 2003 of 1,420,000 options to the directors (that did not serve at the time of prior issuance to the directors) and to Company employees, the options were distributed during 2004.

                  In 2005, Company employees exercised 219,996 options for 156,868 of the Company's ordinary shares of NIS 1 par value.

                  In 2006, Company employees exercised 2,444,997 options for 1,749,062 of the Company's ordinary shares of NIS 1 par value.

                  Subsequent to December 31, 2006, approximately 1,061,168 thousand options were exercised by Company employees for 792,211 thousand of the Company's ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         3. On March 13, 2005, the Company's Board of Directors resolved to adopt a new stock option plan for the officers and employees of the Company and its subsidiaries (hereinafter - "Plan 2005"). Pursuant to Plan 2005, on March 14, 2005, 14,900,000 options exercisable into up to 14,900,000 of the Company's ordinary shares of NIS 1 par value each were issued
                  - 800,000 options were issued to the Company's CEO, 11,600,000 were issued to employees of the Company and subsidiaries in Israel and overseas and the balance of 2,500,000 were issued to a trustee for purposes of future issuances.

                  The exercise price of the options is as follows:

                  Regarding the options issued to the Company's CEO and 7 additional employees (hereinafter - "Group A") the exercise price will be equal to the opening price of the Company's shares on April 15, 2006, and if there is no trading on that date - on the first trading day thereafter.

                  Regarding the options issued to the other offerees (hereinafter - "Group B") the exercise price will be equal to NIS 25.10 (subject to adjustments in respect of dividend distributions), which is equal to the opening price of the Company's share on the stock exchange when the decision was made by the Company's Board of Directors (March 13, 2005).

                  Regarding offerees who will be issued options in the future, as stated above, (hereinafter - "Group C") the exercise price will be equal to the closing price of the Company's shares on the eve of the decision to issue options to them.

                  The right to exercise the options subject to the terms of Plan 2005 is in three portions, as follows: one-third at the end of two years from the determination date, an additional third at the end of three years from the determination date and the balance at the end of four years from the determination date. The expiration date of each portion is 5 years from the beginning of its exercise period.

                  The determination date for Group A was fixed as April 14, 2006 (which is the end of the third and final vesting period of the employee options' plan from 2003) and for Group B and Group C, the determination date is March 13, 2005 (the approval date of the plan).

                  On August 8, 2005, the Company's Board of Directors decided to revise the exercise price of the options issued to Group A such that the exercise price of these options will be equal to the exercise price determined for options issued to Group B. As at the balance sheet date, the exercise price after adjustments, as stated above, is NIS 23.94.

                  The options under Plan 2005 will be issued to the offerees pursuant to the provisions of Section 102 of the Income Tax Ordinance under the capital track.

                  On March 8, 2006, the Company's Board of Directors decided to issue the balance of 2,500,000 of the above-mentioned options to the employees. The cost of the benefit embedded in the options, based on the fair value of the capital instruments granted is $3.7 million as at the grant date. This amount will be amortized to the statement of income over the vesting period of each increment. The total expense recorded in 2006 amounted to $1,814 thousand.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         4. On November 26, 2006, the Company's Board of Directors decided to issue 2,700,000 options to the Company's new CEO. The exercise premium of the options is NIS 21.61 (based on the closing rate of the Company's shares on the stock exchange on the eve of the Board of Directors' issuance decision).

                  The cost of the benefit embedded in the options issued as stated, based on the fair value as at their issuance date amounted to a total of $3,957 thousand. This amount will be amortized to the statement of income over the vesting period of each increment. The total expense recorded in 2006 amounted to $202 thousand.

                  The options will vest in three equal increments, where a third of the quantity may be exercised one year after the determination date, the second third of the quantity may be exercised two years after the determination date, and the final third three years after the determination date. The options from each increment referred to above are exercisable commencing from the vesting date, as stated, of such increment and during a period of two years from such date. The other conditions of the options will be in accordance with the conditions of the options granted to the directors approved by the Company in 2003.

         5. On December 4, 2006, the Company's Board of Directors decided to issue 51,500 options to an external director. The exercise premium of the options is NIS 22.58 (based on the closing rate of the Company's shares on the stock exchange on the eve of the Board of Directors' issuance decision).

                  The cost of the benefit embedded in the options issued as stated, based on the fair value as at their issuance date amounted to a total of $93 thousand. This amount will be amortized to the statement of income over the vesting period of each increment. The total expense recorded in 2006 amounted to $12 thousand.

                  The determination date for issuance of the said options is July 25, 2006. The options will vest in three equal increments, where a third of the quantity may be exercised one year after the determination date, the second third of the quantity may be exercised two years after the determination date, and the final third three years after the determination date. The options from each increment referred to above are exercisable commencing from the vesting date, as stated, of such increment and during a period of five years from such date. The other conditions of the options will be in accordance with the conditions of the options granted to the directors approved by the Company in 2003.

         6. On December 27, 2006, the Company's Board of Directors decided to issue 800,000 options to Company officers who are not interested parties in the Company and will not become interested parties as a result of the issuance.

                  The exercise premium of the options is NIS 22.49, which is the average price of a Company share in the 30 trading days preceding the date the Company's Board of Directors approved issuance of the said options. The determination date for issuance of the said options is September 10, 2006.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

                  The cost of the benefit embedded in the options issued as stated, based on the fair value as at their issuance date amounted to a total of $1,363 thousand. This amount will be amortized to the statement of income over the vesting period of each increment. The total expense recorded in 2006 amounted to $208 thousand.

                  The options will vest in three equal increments, where a third of the quantity may be exercised one year after the determination date, the second third of the quantity may be exercised two years after the determination date, and the final third three years after the determination date. The options from each increment referred to above are exercisable commencing from the vesting date, as stated, of such increment and during a period of two years from such date.

                  The other conditions of the options will be in accordance with the conditions of the options granted to the directors approved by the Company in 2005.

                                                        Plan 2001      Plan 2003     Plan 2005      Plan 2006         Total
                                                       -----------   ------------  ------------   ------------   -----------

                  Balance at
                   January 1, 2006                      2,986,372      4,494,341     12,040,000             -    19,520,713
                  Granted during the year                       -              -      2,500,000     3,551,500     6,051,500
                  Forfeited during the year                (6,667)             -              -             -        (6,667)
                  Exercised during the year            (1,627,552)    (2,444,997)             -             -    (4,072,549)
                                                       -----------   ------------  ------------   ------------   -----------

                  Total options outstanding as at
                   December 31, 2006                    1,352,153      2,049,344     14,540,000     3,551,500    21,492,997
                                                       ===========   ============  ============   ============   ===========

                  The weighted-average of the balance of the contract life of the outstanding options as at December 321, 2006, is 5.5 years.

                  The fair value of the options granted, as stated, was estimated through use of the Black and Scholes Model for pricing options. The parameters used in application of the Model are as follows:

                                                          First issue      Second issues      Third issue       Fourth issue
                                                       ----------------  -----------------  ----------------  ----------------

                  Share price (NIS)                            23.52             21.61              22.0             24.18
                  Exercise premium (NIS)                       22.99             21.61              22.58            22.49
                  Anticipated fluctuations                     25.83%            25.17%             27.24%           25.29%
                  Life of the option (in years)                 4.5               4                  6.6              3.7
                  Riskless interest rate                        6.13%             5.62%              5.59%            5.4%
                  Fair value                                  17,661            17,040                391           5,718

                  The anticipated fluctuations were determined based on the historical fluctuations in prices of the Company's shares.

                  The life of the options was determined based on Management's estimate with respect to the holding period by the employees of the options taking into account their positions with the Company and the Company's past experience regarding the employee turnover rate.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

                  The riskless interest rate was determined based on the yield to redemption on government shekel debentures, where the balance of their period is equal over the anticipated life of the options.


         C.       Buy-Back of Shares

         On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will buy back its own shares in the amount of $150 million.

         The shares acquired are dormant shares as long as they are held by the Company.

         As at the balance sheet date, the Company holds 24,875,703 (December 31, 2005 - 12,018,603) of its own shares, constituting approximately 5.4% (December 31, 2005 - 2.6%) of its total issued and paid-up share capital in the amount of $134 (December 31, 2005 - 66.6) million.

         In August 2006, the Company's Board of Directors approved completion of the buy back plan with respect to the shares, due to its completion.

         D.       Dividend distribution policy

         On March 8, 2006, the Company's Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period.

         In May 2006, the Company's Board of Directors decided to distribute a dividend in the amount of $28.8 million, which was paid on August 31, 2006. The amount of the dividend in respect of shares held by subsidiary is $28 million.

         On March 12, 2007, the Company's Board of Directors decided to cancel the policy of distributing dividends at a fixed rate of the income as stated above. From time to time, the Board of Directors will examine the possibility of making dividend distributions and the amount thereof in accordance with the investment policy and the Company's needs as they will be from time to time, in addition to the existence of sufficient distributable earnings.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Linkage Terms of Monetary Balances

Consolidated

                                 In or linked                                    In or linked
                                        to US                    In Brazilian      to another      In Israel
                                      dollars         In Euro           reals        currency       currency           Total
                                -------------   -------------    -------------   -------------   -------------   -------------
                                US$ thousands   US$ thousands    US$ thousands   US$ thousands   US$ thousands   US$ thousands
                                -------------   -------------    -------------   -------------   -------------   -------------
December 31, 2006
Assets:
Cash and cash equivalents             61,771          15,276           7,849         23,262         216,204         324,362
Short-term investments                   889               -               -              -             817           1,706
Trade and other receivables          253,697         111,498         127,030         52,044          21,887         566,156
Long-term investments,
 loans and other receivables           1,688           2,832          11,927          1,566           2,367          20,380
                                -------------   -------------    -------------   -------------   -------------   -------------
                                     318,045         129,606         146,806         76,872         241,275         912,604
                                =============   =============    =============   =============   =============   =============
Liabilities:
Credit from banks (not
 including current
 maturities)                          61,334          24,746           1,247          9,099           1,456          97,882
Trade and other payables             250,467         128,629          83,781         58,370         115,733         636,980
Loans from banks
 (including current
 maturities) and other
 long-term liabilities                34,418          12,850           2,794            404               -          50,466
Employee severance
 benefits, net                           166           2,075               -          1,266          34,624          38,131
Debentures                                 -               -               -              -         554,728         554,728
Convertible debentures                12,730               -               -              -               -          12,730
                                -------------   -------------    -------------   -------------   -------------   ------------
                                     359,115         168,300          87,822         69,139         706,541       1,390,917
                                =============   =============    =============   =============   =============   ============
December 31, 2005
Assets:
Cash and cash equivalents             21,614          13,408           9,754         23,062           3,455          71,293
Short-term investments                     -             561               -              -             708           1,269
Trade and other receivables          160,869          75,585         130,374         51,097          27,635         445,560
Long-term investments,
 loans and other receivables           2,684           2,562           9,210            902           2,427          17,785
                                -------------   -------------    -------------   -------------   -------------   ------------
                                     185,167          92,116         149,338         75,061          34,225         535,907
                                =============   =============    =============   =============   =============   ============
Liabilities:
Credit from banks (not
 including current
 maturities)                         197,864          13,624          11,639          5,433             478         229,038
Trade and other payables             236,591         100,305          71,147         43,714          82,256         534,013
Proposed dividend                     14,058               -               -              -               -          14,058
Loans from banks
 (including current
 maturities) and other
 long-term liabilities                88,398           4,999           3,222          1,091           1,666          99,376
Employee severance
 benefits, net                           126             538             640            227          26,483          28,014
Convertible debentures                40,479               -               -              -               -          40,479
                                -------------   -------------    -------------   -------------   -------------   ------------
                                     577,516         119,466          86,648         50,465         110,883         944,978
                                =============   =============    =============   =============   =============   ============

With respect to futures transactions in foreign currency, see Note 33.



                                                                                                     Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------------


Note 24 - Revenues

         Consolidated
                                                                                     For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------
         Foreign sales -
           Industrial                                                        1,502,392          1,465,333         1,351,450
           Commercial                                                          165,205            165,221            85,007
                                                                          --------------     --------------    -------------
                                                                             1,667,597          1,630,554         1,436,457
                                                                          --------------     --------------    -------------
         Domestic sales -
           Industrial                                                           56,835             48,678            47,461
           Commercial                                                           54,324             61,485            55,784
                                                                          --------------     --------------    -------------
                                                                               111,159            110,163           103,245
                                                                          --------------     --------------    -------------

                                                                             1,778,756          1,740,717         1,539,702
                                                                          ==============     ==============    =============


Note 25 - Cost of Sales

         Consolidated
                                                                                   For the year ended December 31
                                                                          --------------------------------------------------
                                                                                    2006              2005               2004
                                                                          --------------     --------------    -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                          --------------     --------------    -------------
         Industrial:
         Materials                                                              807,846           766,681            674,675
         Labor                                                                   82,794            76,147             71,534
         Subcontractors                                                          22,540            27,117             20,549
         Other manufacturing expenses                                           103,670            98,885             96,897
         Depreciation                                                            30,768            29,269             25,891
                                                                          --------------     --------------    -------------
                                                                              1,047,618           998,099            889,546

         Less - expenses capitalized to fixed assets (mainly
          engineering salaries)                                                    (587)             (866)              (848)
         Change in finished products and work in progress                       (32,893)          (96,162)           (43,246)
                                                                          --------------     --------------    -------------
                                                                              1,014,138           901,071            845,452
         Commercial:
         Cost of merchandise sold                                               157,879           158,644             98,456
                                                                          --------------     --------------    -------------
                                                                              1,172,017         1,059,715            943,908
                                                                          ==============     ==============    =============



                                                                                                     Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------------


Note 26 - Research and Development Expenses, Net


         Consolidated

                                                                                   For the year ended December 31
                                                                          --------------------------------------------------
                                                                                    2006              2005               2004
                                                                          --------------     --------------    -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                          --------------     --------------    -------------

         Salaries and related expenses                                           11,093            11,627             10,508
         Materials                                                                  205               351                267
         Other expenses                                                           8,522             9,093              9,758
                                                                          --------------     --------------    -------------
                                                                                 19,820            21,071             20,533
         Less -
         Government participation in R&D expenses                                  (819)             (443)            (1,053)
                                                                          --------------     --------------    -------------
                                                                                 19,001            20,628             19,480
                                                                          ==============     ==============    =============


Note 27 - Selling and Marketing Expenses

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Salaries and related expenses                                           77,376            66,927             54,714
         Commissions and delivery costs                                          78,483            75,121             70,480
         Advertising                                                             24,399            20,933             14,049
         Depreciation and amortization                                           39,858            32,936             24,685
         Registration                                                            27,096            21,753             11,504
         Professional services                                                    7,234             7,035              6,263
         Insurance                                                                8,786             7,929              6,474
         Royalties to the Chief Scientist                                         2,148             3,894              4,758
         Other                                                                   37,797            31,390             27,285
                                                                          --------------     --------------    -------------
                                                                                303,177           267,918            220,212
                                                                          ==============     ==============    =============


Note 28 - General and Administrative Expenses

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Salaries and related expenses                                          30,666             24,992            24,743
         Administrative services and directors' fees to Koor                     2,031              2,548             2,557
         Depreciation and amortization                                           4,506              4,563             3,359
         Bad and doubtful debts                                                 16,482              5,909            11,481
         Professional services                                                  11,882              8,550            12,058
         Insurance                                                               2,534              2,903             1,925
         Other                                                                  12,666           * 12,586          * 11,037
                                                                          --------------     --------------    -------------
                                                                                80,767             62,051            67,160
                                                                          ==============     ==============    =============
         * Restated - see Note 2Z.


                                                                                                     Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------------


Note 28 - General and Administrative Expenses (cont'd)

         Company
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                           US$ thousands     US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Salaries and related expenses                                         10,638              5,333              6,073
         Administrative services and directors' fees to Koor                    2,031              2,548              2,557
         Depreciation and amortization                                            367                226                269
         Professional services                                                  3,255              2,109              3,607
         Other                                                                  3,208              2,774              2,865
                                                                          --------------     --------------    -------------
                                                                               19,499             12,990             15,371
                                                                          ==============     ==============    =============


Note 29 - Financing Expenses (Income), Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         In respect of long-term liabilities, net                               13,115              6,646            17,885
         In respect of short-term liabilities and credit, net                   31,129             27,927             9,686
                                                                          --------------     --------------    -------------
         Financing expenses, net                                                44,244             34,573            27,571
                                                                          ==============     ==============    =============

         Company
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Expenses:
         In respect of long-term liabilities                                     4,924             11,607             5,193
         In respect of short-term liabilities and credit                         3,080                245                 -
                                                                          --------------     --------------    -------------
                                                                                 8,004             11,852             5,193
         Less:
         Financing income                                                      (19,817)            (2,797)          (10,229)
                                                                          --------------     --------------    -------------

         Financing expenses (income), net                                      (11,813)             9,055            (5,036)
                                                                          ==============     ==============    =============


                                                                                                     Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------------


Note 30 - Other Expenses, Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Expenses in respect of early retirement of
          employees and payment of early pension benefits (1)                   18,325              5,936              4,802
         Expenses relating to sale of trade receivables
          as part of securitization transaction                                 13,345              8,989              6,199
         Loss on sale of fixed assets and other, net                               299              1,665              1,099
         Provision for loss with respect to options granted to
          employees of subsidiaries                                                   -                55              2,090
         Amortization of goodwill in investee companies                               -             9,870             14,396
         Amortization of intangible assets on purchase
          of products                                                            11,334            11,533             10,164
         Provision for legal claims                                              19,729             6,000              2,400
         Amortization of other assets                                            14,986             7,054              2,555
         Other income, net                                                       (3,377)           (6,891)              (970)
                                                                          --------------     --------------    -------------

                                                                                 74,641            44,211             42,735
                                                                          ==============     ==============    =============

         (1) In 2006, the Company recorded expenses in respect of early retirement and pension of employees due to the efficiency plans in the Company's plants in Israel and Brazil.

Note 31 - Transactions and Balances with Related and Interested Parties

         A.       Transactions with interested parties

         In July 2006, Discount Services of the I.D.B. Group acquired shares of Koor Industries Ltd. from the prior shareholders.

         (1) In the ordinary course of business, Group companies conduct transactions with entities that are related parties. Up to and including 2004, the Israeli Securities Authority had exempted the Company from providing details of immaterial transactions at market value that the Company executed in the normal course of its business with interested parties. In any event, the Company is required to disclose any unusual transactions.

                  On October 31, 2005, an amendment was published to the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, pursuant to which the Securities Authority does not have the authority to give an exemption with respect to this matter.

         (2) On April 1, 2000, the Company signed an agreement with Koor according to which the Company will pay Koor $2.5 million per year for consulting and management services to be rendered by Koor to the Company. The agreement ended in May 2006.

                  In addition, the Company pays directors' fees to Koor Industries Ltd. in amounts identical to those paid to public directors, see Note 31B., below.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 31 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (3) The Company has an agreement covering management fees with Agan and Makhteshim according to which Agan and Makhteshim pay management fees at the rate of 1.8% of the annual revenues. In 2006, Makhteshim and Agan paid management fees to the Company amounting to $14 million (2005 - $14.2 million, 2004 - $13.5 million).

         (4) The Company entered in an agreement with the former CEO of Millenia (who is a director of the Company), covering non-competition and confidentiality, pursuant to which on April 30, 2002 (shortly after the termination of his service as Millenia's CEO), he received 1,000,000 of the Company's shares in consideration for his agreement not to compete with the Company and to protect all the Company's confidential information.

                  The agreement is valid for a period up to the later of July 2007 or the end of three years from the date on which he ceases to serve as CEO, director or other position in one of the Group companies.

         (5) On January 10, 2007, the Company's General Meeting resolved to appoint Avraham Bigger as the Company's CEO in addition to his position as Chairman of the Company's Board of Directors.

         (6)      Regarding insurance and indemnification of interested parties
                  - see Note 20(A)(1) and (2).

         (7)      Regarding options granted to interested parties - see
                  Note 22B.


         Consolidated

                                                                                          For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2006              2005               2004
                                                                           --------------    --------------     -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           --------------    --------------     -------------

         Management services to Koor                                            2,031               2,500              2,500
                                                                           ==============    ==============     =============
         Other related parties:
         Revenues -                                                             6,834               6,368              5,638
                                                                           ==============    ==============     =============
         Expenses -
          Selling                                                               4,340               1,303              1,863
                                                                           ==============    ==============     =============
          Financing Bank Hapoalim                                                 798                 843                  *
                                                                           ==============    ==============     =============

         *   See Note A(1) regarding cancellation of the exemption

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 31 - Transactions and Balances with Related and Interested Parties (cont'd)

         B.       Benefits to interested parties

                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2006              2005               2004
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Fees to interested parties employed by the Group**                      1,693             1,152              1,147
                                                                           =============     =============      =============
         Number of interested parties                                                1                 1
                                                                           =============     =============      =============
         Fees to directors appointed by Koor Industries Ltd.                        71                47                 57
                                                                           =============     =============      =============
         Number of directors                                                      ** 9                *5                  4
                                                                           =============     =============      =============
         Fees to other directors                                                    59                77                 75
                                                                           =============     =============      =============
         Number of directors                                                         6                 6                  6
                                                                           =============     =============      =============
         (*)
         (**)     During 2006, a number of directors were replaced, including external directors.
         (***)    Does not include  equity  based by  accounting  standard no. 24 for which no expense was recorded in this financial reports.


         C.       Balances with related and interested parties

         Consolidated
                                                                                               December 31       December 31
                                                                                                      2006              2005
                                                                                             -------------     -------------
                                                                                             US$ thousands     US$ thousands
                                                                                             -------------     -------------
         Trade receivables (1) -
          Related parties                                                                           2,145            4,134
                                                                                             =============     =============
         Trade payables -
          Related parties                                                                           4,017              267
                                                                                             =============     =============

         Loans - Bank Hapoalim                                                                        * -           30,680
                                                                                             =============     =============

         Cash and cash equivalents Bank Hapoalim                                                      * -            3,069
                                                                                             =============     =============
         Other payables
         I.D.B. Group                                                                               1,118              748
                                                                                             =============     =============

         Severance pay fund administered by related companies                                       2,706            2,772
                                                                                             =============     =============

         (1)      Highest balance during the year - trade receivables                               4,082            5,205
                                                                                             =============     =============

         *   As at December 31, 2006 Bank Hapoalim is not an interested party of the company, see note 31A.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 32 - Earnings per Share

         Basic earnings per share

         Calculation of the earnings per share for the year ended December 31, 2006, is based on the earnings allocated to the holders of the ordinary shares in the amount of US$ 83,919 thousand (2005 - US$ 204,828 thousand, 2004 - US$ 165,282 thousand), divided by the weighted-average number of ordinary shares outstanding of 431,806 thousand shares (2005
         - 421,577 thousand, 2004 - 382,830 thousand), calculated as follows:

                                                                                     For the year ended December 31
                                                                          ----------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    ---------------
                                                                                       Continuing operation
                                                                          ----------------------------------------------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    ---------------
         Earnings attributed to the shareholders
         Weighted average of ordinary shares                                    83,919          * 204,828         * 165,282
                                                                          ==============     ==============    ===============


                                                                                  For the year ended December 31
                                                                          ----------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    ---------------
                                                                                       Continuing operation
                                                                          ----------------------------------------------------
                                                                          Thousand shares    Thousand shares   Thousand shares
                                                                          ---------------    ---------------   ---------------

         Weighted average of ordinary shares used in the computation of basic earnings per share:

         Balance as at January 1                                                452,919           402,088            377,917
         Less shares of the Company held by the Company
          and subsidiaries                                                      (26,472)           (6,563)            (6,063)
         With the addition of convertible securities that
          were exercised into shares                                              5,359            26,052             10,976
                                                                          ==============     ==============    ===============

                                                                                431,806           421,577            382,830
                                                                          ==============     ==============    ===============

         * Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 32 - Earnings per Share (cont'd)

         Fully diluted earning per share

         Calculation of fully-diluted earnings per share for the year ended December 31, 2006, is based on the earnings allocated to the holders of the ordinary shares in the amount of US$ 84,299 thousand (2005 - US$ 206,187 thousand, 2004 - US$ 168,897 thousand), divided by the weighted-average number of ordinary shares outstanding of 444,190 thousand shares (2005 - 463,345 thousand, 2004 - 449,037 thousand), calculated as follows:

                                                                                    For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                                          Continuing operation
                                                                          --------------------------------------------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Earnings used in computation of basic
          earnings per share:                                                    83,919          *204,828           *165,282
         Adjustments in respect of convertible securities
          in subsidiary                                                            (342)             (414)               (71)
         Interest expenses on convertible debentures net
          of tax                                                                    722             1,773              3,686
                                                                          --------------     --------------    -------------
         Earnings attributed to the shareholders (fully diluted)                 84,299           206,187            168,897
                                                                          ==============     ==============    =============

         Weighted average of ordinary shares used in the computation of the fully-diluted earnings per share:


                                                                                    For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006               2005              2004
                                                                          --------------     --------------    -------------
                                                                                          Continuing operation
                                                                          --------------------------------------------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          --------------     --------------    -------------

         Weighted average of ordinary shares used in the
          computation of the basic earnings per share                           431,806           421,577            382,830
         The effect of convertible debentures                                    11,563            29,138             50,701
         Effect of stock options                                                  3,821            12,630             15,506
                                                                          --------------     --------------    -------------

         Weighted average or ordinary shares used in the                        447,190           463,345            449,037
           computation of the diluted earnings per share                  ==============     ==============    =============

         * Restated - see Note 2Z.

         The average market value of the Company's shares in the calculation of the cumulative effect of stock options was based on market quotations during the period in which the options were outstanding.


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management

         A.       General

         The Group has extensive international operations, and, therefore, it is exposed to risks that derive from exchange rate fluctuations, and to changes in interest rates, in respect of credit received. In order to reduce the overall exposure to those risks, the Group uses financial instruments, including forward transactions and options (hereinafter - "the Derivatives"). The Group does not hold financial instruments for trading purposes.

         Transactions in derivatives are undertaken with major financial institutions in Israel and abroad and, therefore, in the opinion of Group Management the credit risk in respect thereof is low.

         B.       Exchange rate risk management

         The Group uses foreign currency derivatives - forward transactions and option contracts - in order to hedge the risk that the dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs, may be affected by exchange rate fluctuations.

         As at December 31, 2006, the Company and its subsidiaries had open forward exchange contracts, which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:

                                                                    Average
                          Currency           Currency            expiration          Amount          Amount
                        receivable            payable                  date      receivable         payable       Fair value
                     -----------------  --------------     ----------------   --------------   --------------  --------------

         Forward transaction:

                         Euro           US dollar              24.01.2007          4,007           4,000              12
                         US dollar      NIS                    02.01.2007          5,000           5,099              90
                         GBP            US dollar              27.04.2007         16,012          15,616            (397)
                         US dollar      Zloty                  18.03.2007         32,721          33,406          (1,088)
                         Zloty          US dollar              18.05.2007          5,958           2,000              (-)
                         US dollar      Australian dollar      07.05.2007          9,432           9,155            (238)
                         US dollar      Rand                   20.03.2007         11,421          12,033            (795)
                         US dollar      Real                   08.05.2007         32,000          31,684             976
                         Yuan           US dollar              09.11.2007          6,740           7,000             (94)

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management (cont'd)

                                                                     Average
                             Currency            Currency         expiration          Amount          Amount
                           receivable             payable               date       receivable         payable      Fair value
                         -------------     ---------------     --------------   --------------   -------------   ------------
                                                                                    Thousands       Thousands       Thousands
                         -------------     ---------------     --------------   --------------   -------------   ------------

         Options acquired:

                         Euro               US dollar             08.04.2007          7,128           7,016              33

                         US dollar          Euro                  13.06.2007        240,724         240,724           1,240

                         US dollar          NIS                   31.12.2006              -               -               -

                         NIS                US dollar             17.04.2007         52,508          52,000           2,046

                         GBP                US dollar             31.12.2006              -               -               -

                         US dollar          GBP                   24.07.2007         41,132          39,075             272

                         US dollar          Zloty                     9.7.07         28,889          31,490             133

                         Zloty              US dollar                14.4.07          6,663           6,822              86

                         Australian dollar  US dollar               31.12.06              -               -               -


                         US dollar          Australian dollar       10.06.07         32,248          30,408             127

                         US dollar          Rand                    31.12.06              -               -               -

                         Rand               US dollar               25.11.07          1,268           1,173             163

                         US dollar          Real                     30.1.07         55,000          56,470             353

                         Real               US dollar                19.6.07         33,239          32,000             803

                         US dollar          Yuan                    31.12.06              -               -               -

                         Yuan               US dollar                8.10.07         22,551          24,000              15


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 33 - Financial Instruments and Risk Management (cont'd)

                                                                     Average
                             Currency            Currency         expiration          Amount          Amount
                           receivable             payable               date       receivable         payable      Fair value
                         -------------     ---------------     --------------   --------------   -------------   ------------
                                                                                    Thousands       Thousands       Thousands
                         -------------     ---------------     --------------   --------------   -------------   ------------

         Options written:

                         Euro               US dollar              26.02.2007         12,240          13,200               -

                         US dollar          Euro                   11.06.2007        240,402         241,400          (4,522)

                         US dollar          NIS                    27.03.2007          8,000           8,000             (86)

                         NIS                US dollar              29.04.2007         42,708          41,000            (851)

                         GBP                US dollar              31.12.2006              -               -               -

                         US dollar          GBP                    24.07.2007         39,984          39,075          (1,538)

                         US dollar          Zloty                  04.07.2007         30,955          31,274          (1,142)

                         Zloty              US dollar              05.05.2007          4,829           4,067              (2)

                         Australian dollar  US dollar              31.12.2006              -               -               -

                         US dollar          Australian dollar      10.06.2007         31,370          30,408          (1,287)

                         US dollar          Rand                   25.11.2007          1,173           1,143             (70)

                         Rand               US dollar              25.11.2007          1,613           1,173              (3)

                         US dollar          Real                   09.02.2007         35,000          34,402             (62)

                         Real               US dollar              10.01.2007         32,909          30,000               -

                         US dollar          Yuan                   31.12.2006              -               -               -

                         Yuan               US dollar              08.10.2007         23,734          24,000            (208)


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management (cont'd)

         C.       Credit risks

         General
         -------

         The Group's revenues are derived from a large number of widely dispersed customers in many different countries. Customers include multi-national companies and manufacturing companies, as well as distributors, agriculturists and agents of plant protection chemicals manufacturers who purchase the products either as finished goods or as intermediate products for their own requirements.


         The financial statements contain specific provisions for doubtful debts, which properly reflect in management's estimate, the loss inherent in debts, the collection of which is in doubt. Up to June 2004, the Company insured its trade receivables by means of credit insurance in a joint policy with the entire Makhteshim-Agan Group. Pursuant to the policy, the aggregate amount of credit insurance for the entire Group is an annual cumulative amount of US$ 25 million. The insurance indemnification is limited to 90% of the debt per event. The terms of the insurance policy require the implementation of a credit control system for the entire Group in accordance with procedures stipulated in the insurance policy. In July 2004, the Company discontinued the said insurance due to its not being worthwhile.

         In April 2005, the Company renewed the said policy after changing the insurance amount to approximately $30 million and increasing the deductible to $7.5 million. The said policy was effective up to April 2006. In April 2006, the Company signed a new agreement with an international insurance company. The cumulative amount of the insurance coverage was changed to about $60 million per year and reduction of the deductible. The indemnification from the insurer is limited to 90% of the debt per event.


                                                                                                     Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management (cont'd)

         D.       Interest risks

         The following table presents the book values of the Group's financial instruments that are exposed to fair value and/or cash flow risks in respect of interest rates, based on the earlier of the repayment dates or the price re-determination dates:
                                                                   Average
                                                                 effective
                                                      Note   interest rate            Total    Up to 1 year        1-2 years
                                                  ---------  ---------------   -------------   -------------    -------------

         Financial assets

         Cash and cash equivalents                                    4.5%          324,362         324,362                -

         Investments, loans and long-term
          debits                                         8               -           20,429              49            7,140
                                                                               -------------   -------------    -------------
                                                                                    344,791          324,411            7,140

         Financial liabilities

         Short-term credit from banks                   11           6-14%           97,882          97,882                -

         Long-term credit from banks                    14            6-7%           46,980           1,968           32,557

         Convertible debentures                         15            2.5%           12,730          12,055             675

         Debentures                                     16      5.15%-6.5%          554,728              -                 -
                                                                               -------------   -------------    -------------

                                                                                    712,320        111,905           33,232
                                                                               =============   =============    =============

                                                                                      5 years and
                                                       2-3 years       3-4 years            above
                                                    -------------   -------------   -------------

         Financial assets

         Cash and cash equivalents                             -               -                -

         Investments, loans and long-term
          debits                                           5,580           1,536           6,124
                                                    -------------   -------------   --------------
                                                           5,580           1,536           6,124

         Financial liabilities

         Short-term credit from banks                          -               -                -

         Long-term credit from banks                       3,762           3,817            4,876

         Convertible debentures                                -               -                -

         Debentures                                            -               -          554,728
                                                    -------------   -------------   --------------

                                                           3,762           3,817          559,604
                                                    =============   =============   ==============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management (cont'd)

         E.       Currency risks

         As at December 31, 2006, monetary assets in excess of monetary liabilities in Brazilian reals amounted to approximately US$ 59 million, monetary liabilities in Israeli shekels in excess of monetary assets in Israeli shekels amounted to approximately US$ 466 million, and monetary liabilities in excess of monetary assets in Euro amounted to approximately US$ 39.

         The Group has taken measures to reduce the exposure in respect to this excess as described in Note B. above.

         Regarding the linked balance sheet covering monetary balances - see
         Note 23.


         F.       Fair value of financial instruments

         The following table details the book and fair values of the Group's financial instruments, which are not presented in the financial statements based on their fair values:

                                                                                                       December 31, 2006
                                                                                               ---------------------------------

                                                                                               ----------------  ---------------
                                                                                                 US$ thousands     US$ thousands
                                                                                               ----------------  ---------------
         Financial assets

         Investments, loans and long-term debits                                                     20,429            18,744

         Financial liabilities

         Short-term credit from banks (1)                                                            97,882            98,132
         Long-term credit from banks (2)                                                             12,730            32,339
         Convertible debentures (3)                                                                  46,980            46,862
         Debentures (4)                                                                             554,728           554,728



         (1) The fair value of the long-term loans granted is based on calculation of the present value of the cash flows in accordance with the customary rate for similar loans having comparable characteristics.

         (2) The fair value is based on prices quoted in an active market as at the balance sheet date.

         (3) The fair value of the long-term loans received is based on calculation of the present value of the cash flows in accordance with the customary rate for similar loans having comparable characteristics.

         (4) The fair value of the debentures is calculated based on the proceeds on the issuance date.

                  The book value of the cash and cash equivalents, short-term investments, and receivables and other debits, trade payables and other payables and credits equal or approximate their fair values.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Financial Instruments and Risk Management (cont'd)

         G.       Sensitivity analysis

         As part of management of the interest and currency risks, the Group strives to reduce the impact of short-term fluctuations on its revenues. On the other hand, in the long run, changes in the foreign currency and interest rates have an effect on the Group's earnings.

         As at December 31, 2006, the Group estimates that an increase of 1% in the interest rate will give rise to a pre-tax increase in the fair value of its assets and liabilities in the amount of $2,592 thousand for the year ended December 31, 2006. The calculation includes the impact of the Group's interest rate "swap" transactions.

         In addition, the Company estimates that an increase of one percent in the exchange rate of the Euro will give rise to a pre-tax decrease in the fair value of its assets and liabilities in the amount of $289 thousand for the year ended December 31, 2006. The calculation includes the impact of the Group's financial derivatives.

         In addition, the Company estimates that an increase of one percent in the exchange rate of the NIS will give rise to a pre-tax increase in the fair value of its assets and liabilities in the amount of $1,883 thousand for the year ended December 31, 2006. The calculation includes the impact of the Group's financial derivatives.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 34 - Segment Information (cont'd)

         A.       Products and services:

         Commencing from 2006, the Company presents its segments' information according to a primary format, which is based on a breakdown by business segments, and a secondary format, which is based on a breakdown by geographical segments.

         The Company's reporting format reflects the main and significant source of the risks and rewards to which it is exposed. In formulation of the segments' report, the Company examined the risks and rewards deriving from the various segments, along with the nature of the products, production processes, product consumers and methods used for product distribution.

         The comparative amounts appearing in the note were restated in order to reflect the segments' report in the above-mentioned format.

         The Company operates in the following areas:

         Agro products - This is the main area of operation of the Company and involves the manufacture and marketing of convention agro products.

         Non Agro products - This area of activity includes a large number of sub-areas, including, Lykopan (oxidizing retardant), aromatic products, and other chemicals, and combines all the Company's activities not included in the agro-products segment.

                                                                        For the year ended December 31, 2006
                                                        ---------------------------------------------------------------------
                                                                                Non-Agro
                                                                 Agro           activity       Adjustments       Consolidated
                                                        -------------     --------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------     --------------    --------------     --------------
         Revenues
         External revenues                                 1,581,328            197,428                 -          1,778,756
         Inter-segment revenues                                    -              2,342            (2,342)                 -
                                                        -------------     --------------    --------------     --------------
         Total revenues                                    1,581,328            199,770            (2,342)         1,778,756
                                                        =============     ==============    ==============     ==============

         Results
         Sector results                                      192,900             10,894                 -            203,794
         Financing expenses, net                                                                                     (44,244)
         Other expenses, net                                                                                         (74,641)
         Taxes on income                                                                                               1,438
         Company's share in earnings of
          affiliates                                                                                                     254
         Minority interest in earnings of
          subsidiaries, net                                                                                           (2,682)
                                                                                                               --------------
         Net income                                                                                                   83,919
                                                                                                               --------------

         Additional Information
         Segment assets                                    1,924,248            213,613                            2,137,861
         Equity basis investments                                                                                      2,496
         Unallocated assets                                                                                          478,565
                                                                                                               --------------
         Total consolidated assets                                                                                 2,618,922
                                                                                                               ==============
         Segment liabilities                                 369,568             35,637                              405,205
         Unallocated liabilities                                                                                   1,081,999
                                                                                                               --------------
         Total consolidated liabilities                                                                            1,487,204
                                                                                                               ==============

         Capital investments                                 122,215             17,433                              139,648
                                                        =============     ==============                       ==============
         Depreciation and amortization                        93,706              9,384                              103,090
                                                        =============     ==============    ==============     ==============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 34 - Segment Information (cont'd)

         A.       Products and services: (cont'd)

                                                                        For the year ended December 31, 2005
                                                        ---------------------------------------------------------------------
                                                                                Non-Agro
                                                                 Agro           activity       Adjustments       Consolidated
                                                        -------------     --------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------     --------------    --------------     --------------
         Revenues
         External revenues                                 1,542,859            197,858                 -          1,740,717
         Inter-segment revenues                                    -              3,443            (3,443)                 -
                                                        -------------     --------------    --------------     --------------
         Total revenues                                    1,542,859            201,301            (3,443)         1,740,717
                                                        =============     ==============    ==============     ==============

         Results
         Sector results                                      305,743             24,662                 -          * 330,405
         Financing expenses, net                                                                                     (34,573)
         Other expenses, net                                                                                         (44,211)
         Taxes on income                                                                                             (39,952)
         Minority interest in earnings of
          subsidiaries, net                                                                                            4,816
                                                                                                               --------------
         Income from continuing operations                                                                           206,853
         Cumulative effect as at beginning
          of the year of change in accounting
          method                                                                                                      (2,025)
                                                                                                               --------------
         Net income                                                                                                * 204,828
                                                                                                               ==============
         Additional Information
         Segment assets                                    1,743,470            206,049                            1,949,519
         Unallocated assets                                                                                          196,628
         Total consolidated assets                                                                                 2,146,147
         Segment liabilities                                 332,603             34,009                              366,612
         Unallocated liabilities                                                                                     645,348
                                                                                                               --------------
         Total consolidated liabilities                                                                            1,011,960
                                                                                                               ==============


         Capital investments                                  84,813             12,713                               97,526
                                                        =============     ==============                       ==============
         Depreciation and amortization                        86,740              9,224                               95,964
                                                        =============     ==============                       ==============

         *        Restated - See Note 2Z.


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 34 - Segment Information (cont'd)

         A.       Product and services: (cont'd)

                                                                        For the year ended December 31, 2004
                                                        ---------------------------------------------------------------------
                                                                                Non-Agro
                                                                 Agro           activity       Adjustments       Consolidated
                                                        -------------     --------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------     --------------    --------------     --------------
         Revenues
         External revenues                                 1,357,913            181,789                 -          1,539,702
         Inter-segment revenues                                    -              2,306            (2,306)                 -
                                                        -------------     --------------    --------------     --------------
         Total revenues                                    1,357,913            184,095            (2,306)         1,539,702
                                                        =============     ==============    ==============     ==============

                                                                                                               ==============
         Results
         Sector results                                      268,736             20,206                 -          * 288,942
         Financing expenses, net                                                                                     (27,571)
         Other expenses, net                                                                                         (42,735)
         Taxes on income                                                                                             (52,334)
         Minority interest in earnings of
          subsidiaries                                                                                                (1,020)
                                                                                                               --------------
         Net income                                                                                                * 165,282
                                                                                                               ==============
         Additional Information
         Capital investments                                 125,780             11,432                              137,212
                                                        =============     ==============                       ==============
         Depreciation and amortization                        73,480              9,144                               82,624
                                                        =============     ==============                       ==============


         *  Restated - See Note 2Z.


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 34 - Segment Information (cont'd)

         B.       Geographic

         Set forth below are the revenues from sales according to geographic segments based on the location of the customers (sales' targets)

                                                                                    For the year ended December 31
                                                                         ---------------------------------------------------
                                                                                   2006               2005              2004
                                                                         ---------------     --------------    -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                         ---------------     --------------    -------------

         Israel                                                                 111,565           110,163            103,245
         Latin America                                                          430,042           422,777            428,638
         Europe                                                                 689,965           700,912            649,859
         North America                                                          349,404           308,798            198,035
         Rest of the world                                                      197,780           198,067            159,925
                                                                         ---------------     --------------    -------------

                                                                              1,778,756         1,740,717          1,539,702
                                                                         ===============     ==============    =============

         Assets according to geographic segments based on the location of the customers (Balance of trade receivables):

                                                                                                     Total sector assets
                                                                                             --------------------------------
                                                                                                      2006               2005
                                                                                             ---------------    -------------
                                                                                             US$ thousands      US$ thousands

         Israel                                                                                     2,650             13,721
         Latin America                                                                            285,367            238,145
         Europe                                                                                   104,403             63,067
         North America                                                                             47,833             21,670
         Rest of the world                                                                         46,115             46,643
                                                                                             ---------------    -------------

                                                                                                  486,368            383,246
                                                                                             ===============    =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements

         A. The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP") as described below:

         1.       Deferred taxes

         a) Deferred taxes in respect of temporary differences deriving from exchange rate or CPI linkage differences for tax purposes

                  In accordance with Israeli GAAP:

                  Deferred taxes are to be recognized in respect of the full amount of the differences between assets and liabilities that result from translation of the financial statements from the local currency into the functional currency while using historical exchange rates and that result from (1) changes in exchange rates or (2) CPI linkage differences for tax purposes.

                  In accordance with US GAAP:

                  According to Paragraph 9(f) of Statement of Financial Accounting Standards FAS No. 109, deferred tax assets or liabilities are not to be recorded in respect of differences from translation of the financial statements from the local currency into the functional currency while using historical exchange rates and that result from (1) changes in exchange rates or (2) CPI linkage differences for tax purposes.

                  As a result of the initial implementation of Israeli Accounting Standard No. 19, "Taxes on Income", in 2005 the Company recorded a deferred tax liability in accordance with Israeli GAAP in respect of land by means of a cumulative effect (see Note 2R). In accordance with US GAAP, this liability was recorded in prior periods.

         b)       Earnings from "Approved Enterprises":

                  Under the Israeli Law for the Encouragement of Capital Investments, 1959, an "Approved Enterprise" that chooses the "alternative benefits" track is exempt from Companies Tax on undistributed profits.

                  If a dividend is distributed out of the tax-exempt earnings of the "Approved Enterprise" under the "alternative benefits" track, the distributing company will be subject to tax at the rate of 25% on the distributed earnings. Furthermore, the shareholders will be charged for tax at the rate of 15%. However, a shareholder that is a company will be entitled to a 15% tax credit, provided it continues and distributes such earnings its shareholders.

                  In accordance with Israeli GAAP:

                  Deferred taxes are not to be provided in respect of the tax-exempt earnings of an "Approved Enterprise" of subsidiaries that have not been distributed and regarding which the company does not intend to distribute them as a dividend to its shareholders.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         A.       1. (cont'd)

         b)       (cont'd)

                  The Company has not provided deferred taxes in respect of undistributed tax-exempt earnings attributed to an "Approved Enterprise" of subsidiaries under the "alternative benefits" track that may be paid, since its policy is not to initiate distribution of these dividends.

                  In accordance with US GAAP:

                  The Company provided deferred taxes for the differences between the amounts for accounting purposes and the amounts for tax purposes with respect to undistributed tax-exempt earnings of local subsidiaries since under local tax law the Company is unable to recover these amounts without incurring a tax liability.

         2.       Share-based payments to employees

         In accordance with Israeli GAAP:

         Up to January 1, 2006, no compensation expense was recorded with respect to options granted to Company employees.

         Commencing from January 1, 2006, pursuant to Israeli Accounting Standard No. 24, the Company recognizes share-based payment transactions that are settled with equity instruments or in cash.

         Regarding transactions settled with equity instruments, the Standard applies to grants made after March 15, 2005 that did not vest up to January 1, 2006. Similarly, the Standard applies to changes in the terms of transactions settled with equity instruments that were made after March 15, 2005, even where the grants regarding which the changes were made were executed prior to that date. In the financial statements for 2006, the comparative data for 2004 and 2005 has been restated in order to reflect therein the recording of the compensation expense related to the grants, as stated.

         In accordance with US GAAP:

         Up to January 1, 2006, the Company issued rights to shares that under Accounting Principles Board (APB) 25 and Financial Accounting Standards Board Interpretation (FIN) 28 were classified as variable grants to employees, during the future period of performance of the work or provision of the services. In these cases, the benefits granted to the employee were recorded as compensation expense in the statement of income. The "benefit component" was measured as the difference between the market price of the share and the exercise price of the option at the end of each reporting period.

         The difference between the benefit component at the end of the reporting period and the benefit component based on the proportional part of the period that has passed since the beginning of the reporting period was recorded in the statement of income.

         Commencing from January 1, 2006, the Company applies the provisions of FAS 123R. Regarding issuance of new options, pursuant to the Standard's provisions the benefits to employees will be recorded as compensation expense in the statement of income and such cost will be measured based on the fair value as at the grant date.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------

Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         A.       1. (cont'd)

         3.       Financial derivatives

         In accordance with Israeli GAAP:

         The results of financial derivatives held for hedging purposes are recognized in the statement of income in the same period in which the gains or losses on the hedged assets are recognized. Certain derivative financial instruments, which are not intended or qualified for hedging purposes, are presented in the balance sheet at their fair value. Changes in the fair value are included in the statement of income in the period in which they occur.

         In accordance with US GAAP:

         All of the Company's derivative instruments are recognized in the balance sheet as either assets or liabilities and are measured at their fair value. Changes in the fair value are recognized currently in the statement of income since the Company does not meet certain accounting criteria for classification thereof as derivative financial instruments held for hedging purposes.

         4.       Goodwill

         In accordance with Israeli GAAP:

         Up to January 1, 2006, goodwill was amortized over its economic life but not more than 20 years. Goodwill was examined for purposes of a decline in value where there were indications of a permanent decline in the value of the goodwill.

         Commencing January 1, 2006, pursuant to Accounting Standard No. 20 (Amended), goodwill is not amortized on a systematic basis and the Company makes an examination of a decline in value of goodwill once a year or more frequently if events have occurred or if there have been changes in circumstances indicating that there may have been a decline in the asset's value.

         In accordance with US GAAP:

         Goodwill balances are not amortized on a systematic basis but, rather, they are examined by means of a test of impairment made at least once a year on a fixed date in accordance with the directives in FAS 142.

         A two-step impairment test is used to identify a decline in value of goodwill and to measure the amount of the decline (if any).

         The first step of the test, in order to ascertain if a decline in value of the goodwill has, in fact, taken place, is performed by means of a comparison of the fair value of the reporting unit with its net asset value, including the goodwill.

         If the result is that the fair value of the reporting unit is less than its net asset value including goodwill, the second step is to be performed in order to measure the amount of impairment loss, by comparing the value of the goodwill of the reporting unit with its carrying amount in the books. If the value of the goodwill is less than the amount thereof on the books, an impairment loss is to be recognized in an amount equal to the excess, as stated.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         A.       1. (cont'd)

         5.       Stock options issued by investee companies

         In accordance with Israeli GAAP:

         Up to January 1, 2006, the investor company was required to create a provision for losses, which may be incurred due to dilution of its holdings in investee companies, where exercise of options or conversion of convertible debentures were probable.

         Commencing January 1, 2006, pursuant to Accounting Standard No. 22, a loss deriving from dilution of the holdings of an investor company in an investee company due to the exercise of options or conversion of convertible debentures is recognized only at the time of the actual exercise or conversion.

         In accordance with US GAAP:

         A loss deriving from dilution of the holdings of an investor company in an investee company resulting from the exercise of options or conversion of convertible debentures is recognized only at the time of the actual exercise or conversion.

         6.       Capitalization of registration costs

         In accordance with Israeli GAAP:

         Certain costs incurred by the Company in connection with the registration process in order to obtain licenses for selling products in various jurisdictions are capitalized.

         In addition, amounts paid by the Company to the original license holder as data compensation costs, are recognized as an asset since the EPA (the Ministry of Environmental Protection) issues a license to the Company.

         The capitalized licensing costs are amortized over the estimated benefit period expected therefrom.

         In accordance with U.S. GAAP:

         The costs incurred by the Company in connection with the registration process in order to obtain registration for selling products in various jurisdictions are deemed development costs and are expensed as incurred.

         The amounts paid by the Company to the original license holder as data compensation costs, are capitalized only after the EPA (the U.S Office of Environmental Protection) issues a license to the Company, and are amortized over the estimated benefit period expected therefrom.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         A.       1. (cont'd)

         7.       Dividend Declared after the Balance Sheet Date

         In accordance with Israeli GAAP:

         A dividend declared subsequent to the balance sheet date is reflected in a separate category of the statement of changes in shareholders' equity against a reduction in the balance of retained earnings.

         In accordance with US GAAP:

         A dividend declared subsequent to the balance sheet date is deducted from the balance of retained earnings in the period in which the dividend was declared.

         8.       Liabilities for employee severance benefits

         In accordance with Israeli GAAP:

         Amounts paid for Managers' Insurance policies and deposits in recognized severance pay funds are presented as a deduction from the severance pay liability, and the category is presented at a net amount.

         In accordance with US GAAP:

         The amounts paid are presented as "other long-term assets" and the amount of the liability is presented as "long-term liabilities".


         9.       Contingent consideration

         In accordance with Israeli GAAP:

         Contingent consideration in respect of acquisition of investee companies is recorded as part of the purchase cost where execution of the payment is probable.

         In accordance with US GAAP:

         Contingent consideration is recorded as part of the purchase cost only where the probability of execution of the payment is beyond any reasonable doubt. Generally, this condition is fulfilled on the date that the contingency is resolved.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         A.       1. (cont'd)

         10.      Impairment of assets

         In accordance with Israel GAAP:

         The Company applied Standard No. 15 under which the Company is required to test the recoverable value of the assets which is the higher of the net selling price and realization value (discounted cash flows).

         In accordance with US GAAP:

         The Company applied FAS 144 with respect of long-lived assets considered to be impaired, only if the undiscounted cash flows of the related asset do not exceed their book value.


         11.      Purchase of minority shares of Agan

         In accordance with Israeli GAAP:

         The purchase of minority shares of Agan in May 1998 was accounted for according to book value.

         In accordance with US GAAP:

         Under FTB 85-5, purchase of the minority shares was accounted at fair value.


         12.      Translation differences with respect to cash flows

         In accordance with Israeli GAAP:

         The effect of the changes in the exchange rates changes on the balances of cash and cash equivalents that are not held by foreign autonomous entities is presented in a separate category of the reconciliation of the change in cash and cash equivalents in respect of an autonomous entity in the period.

         In accordance with US GAAP:

         The effect of the changes in the exchange rates changes on the balances of cash and cash equivalents is presented in a separate category of the reconciliation of the change in cash and cash equivalents in the period in the statement of cash flows.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of income:

                  a) Net income:

                                                                                        Year ended December 31
                                                                         --------------------------------------------------
                                                                                  2006              2005              2004
                                                                         --------------   ----------------  ---------------
                                                                                          US$ thousands
                                                                         --------------------------------------------------

                  Net income as reported, according to
                   Israeli GAAP                                                83,919          * 204,828           *165,282
                                                                         --------------   ----------------  ---------------

                  Deferred taxes (A1)                                         (17,517)              (705)           (12,125)
                  Share-based payments to employees (A2)                        3,484           *(11,548)          *(25,940)
                  Financial derivatives (A3)                                   (6,583)            19,530            (10,374)
                  Amortization of goodwill (A4)                                     -              9,149             10,569
                  Provision for loss in respect of convertible
                   securities in investee companies (A5)                            -                 55              1,760
                  Capitalization of registration costs (A6)                    (6,291)             2,241             (5,325)
                  Cancellation of cumulative effect of change
                   in accounting method (A1)                                        -              2,025                  -
                  Impairment of assets (A10)                                    2,110                  -                  -
                  Other                                                            82               (223)                 -
                                                                         --------------   ----------------  ---------------
                                                                               59,204            225,352            123,847
                  Minority interest in respect of the
                   above differences                                              120                748               (109)
                                                                         --------------   ----------------  ---------------

                  Net income according to US GAAP                              59,324            226,100            123,738
                                                                         ==============   ================  ===============

                  b) Earnings per ordinary share

                 Basic earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.19          ** 0.49           ** 0.43
                                                                         ==============   ================  ===============
                 As reported according to US GAAP                                  0.14             0.54              0.32
                                                                         ==============   ================  ===============
                 Weighted average of number of shares and
                  share equivalents according to US GAAP                        431,806          421,577           382,830
                                                                         ==============   ================  ===============
                 Fully diluted earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.19             0.44           ** 0.38
                                                                         ==============   ================  ===============
                 As reported according to US GAAP                                  0.14            *0.49              0.28
                                                                         ==============   ================  ===============
                 Weighted average of number of shares and
                  equivalents according to US GAAP                              444,370          463,345           449,037
                                                                         ==============   ================  ===============

         *    Restated see Note 2Z.
         **  Restated see Note 2S.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:

                                             December 31, 2006                               December 31, 2005
                             -----------------------------------------------  -------------------------------------------------
                                  As reported     Adjustments        US GAAP      As reported      Adjustments         US GAAP
                             ----------------  ----------------  -----------  ----------------  -----------------  ------------
                                               US$ thousands                                   US$ thousands
                             -----------------------------------------------  -------------------------------------------------

Other receivables(1)(5)              106,372          32,292         138,664         86,414          18,659         105,073

Long-term
 investments, loans
 and receivables (4)                  48,621          17,444          66,065       **37,562          15,758          53,320

Intangible assets after
 amortization(2)(3)(6)(10)           532,755          33,413         566,168       *536,581         *37,810         574,391

Other payables(3)(5)(8)              271,413           2,080         273,493       *201,647         *(1,756)        199,891

Deferred taxes, net(1)                62,147          55,708         117,855       **74,679          20,526          95,205

Employee severance
 benefits, net(4)                     38,131          17,884          56,015         28,014          16,198          44,212

Minority interest(7)(12)              30,212            (465)         29,747        *26,549           *(219)         26,330

Capital reserves(8)(9)(10)             2,719         129,909         132,628         (3,715)        134,848         131,133

Proposed dividend
 subsequent to balance
 sheet date(11)                            -               -               -         23,500         (23,500)              -

Retained earnings(12)                535,911        (121,966)        413,945      * 480,119        *(73,870)        406,249

Shareholders' equity               1,131,718           7,943       1,139,661     *1,134,187         *34,478       1,171,665

 (1) Differences in deferred taxes.
 (2) Cancellation of systematic amortization related to goodwill.
 (3) Reconciliation of additional goodwill related to contingent consideration.
 (4) Reconciliation of deposits in respect of severance pay.
 (5) Recognition of derivatives at fair value.
 (6) Cancellation of capitalization of licensing costs.
 (7) Elimination of provisions for potential losses resulting from dilution of holding in investee companies.
 (8) Share options issued to employees.
 (9) Cumulative foreign currency translation adjustments with respect to GAAP differences.
(10) Purchase of minority shares of Agan.
(11) Dividend declared subsequent to balance sheet date.
(12) Effects of the reconciliation to US GAAP.

*        Restated - See Note 22.
**       Reclassified

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 35 - Effect of the Material Differences between Israeli GAAP and US GAAP on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.    Disclosure of comprehensive income

         Comprehensive income includes two components - net income and other comprehensive income. Net income is the earnings stated in the statement of income and other comprehensive income include amounts recorded directly to shareholders' equity that do not derive from transactions with shareholders or from distribution of income to shareholders.

                                                                                          Year ended December 31
                                                                          -------------------------------------------------
                                                                                    2006             2005              2004
                                                                          ---------------   --------------   --------------
                                                                                             US$ thousands
                                                                          -------------------------------------------------

        Net income according to US GAAP                                          59,324          226,100           123,738
                                                                          ---------------   --------------   --------------

        Adjustments from translation of financial statements
         of investee companies                                                    2,789           (2,701)            2,825
                                                                          ---------------   --------------   --------------

        Total comprehensive income                                               62,113          223,399            126,563
                                                                          ===============   ==============   ==============

         4.       Statement of cash flows differences:


                                                                                          Year ended December 31
                                                                          -------------------------------------------------
                                                                                    2006             2005              2004
                                                                          ---------------   --------------   --------------
                                                                                             US$ thousands
                                                                          -------------------------------------------------
       Net cash flows provided by operating activities:
       According to Israeli GAAP                                              127,877            183,158           215,653
       Effect of change in exchange rate on cash  (Note A12)                  (10,240)             3,091            (1,997)
                                                                          ---------------   --------------   --------------

       According to US GAAP                                                   117,637            186,249           213,656
                                                                          ===============   ==============   ==============


         Translation differences in respect of cash balances of autonomous foreign investee companies:


       Translation differences in respect of cash balances:
       According to Israeli GAAP                                                    -                  -                 -
       Effect of change in exchange rate on cash (Note A12)                    10,240             (3,091)            1,997
                                                                          ---------------   --------------   --------------

       According to US GAAP                                                    10,240             (3,091)            1,997
                                                                          ===============   ==============   ==============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------


Note 36 - Subsequent Events to the Balance Sheet

         On March 12, 2007, the Company's Board of Directors approved commencement of a plan of reorganization for the Company (hereinafter - "the Plan" or " the Reorganization"). The Plan was formulated based on recommendations of internal Company teams assisted by the McKenzie research and consulting company, which was engaged by the Company in order to become familiar with the existing organizational structure and to formulate a plan including recommendations for execution of changes in the MAI Groups' structure and manner of operations.

         The Plan aims to achieve two main targets:

         - The continued evolution of the Company into a multi-national company whose activities focus primarily on worldwide marketing. For this purpose, the Company intends to enlarge the authorities of the managements of the Company's main geographic activity areas: Europe, North America, South America, and the rest of the world, with the intention of expanding the Group's marketing channels in order to more successfully respond to the different needs of each area's customers.

         - Completion of the operational merger between Makhteshim and Agan, which will include consolidation of various functions in the areas of raw-material acquisitions, sales, finance, etc. with the aim of streamlining the activities and making optimum use of the Company's production facilities and supply infrastructure.

         The Board of Directors directed Company Management to begin implementation of the Plan immediately, where majority of its implementation will most likely end by the end of 2008.

         In the estimation of Company Management, the write-offs and costs, to the extent required, in connection with implementation of the Plan, will not be material.

Rate of Control and Ownership in Subsidiaries as at December 31, 2006

A.       Domestic consolidated subsidiaries

                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                                 -----------
                                                                                                                            %
                                                                                                                  -----------
Makhteshim-Agan Industries Ltd.                  Makhteshim Chemical Works Ltd. (Makhteshim)                             100
                                                 Agan Chemical Manufacturers Ltd. (Agan)                                 100
                                                 Lycored - Natural Products Industries Ltd. (Lycored)                     98
                                                 Luxembourg Medicine Ltd.*                                               100

Makhteshim                                       Prisma Industries Ltd.                                                  100
                                                 Negev Peroxide - Registered Partnership                                 100

Agan                                             Agan Aroma Chemicals Ltd.                                               100
                                                 Agan Chemical Marketing Ltd.                                            100

Lycored                                          Bio-Dar Ltd.                                                            100
                                                 Dalidar Pharma Israel (1995) Ltd.                                       100

Luxembourg Medicine Ltd.*                        Isramedcom Ltd.                                                         100
                                                 Luxvision Ltd. (formerly Curex Ltd.)                                    100

B.       Foreign consolidated subsidiaries

Makhteshim                                       Celsius Property B.V. (Celsius)                                         100

Agan                                             Fahrenheit Holding B.V. (Fahrenheit)                                    100

Lycored  Natural  Products  Industries           Lycored Sarl                                                            100
Ltd.
                                                 ALB Holdings UK                                                         100
                                                 Lycored Corp. (USA)                                                     100

ALB Holdings UK                                  Lycored Ltd.                                                            100

                                                 Lycored Bio Ltd.                                                        100

                                                 Delidav Pharma                                                          100

Makhteshim and Agan  in equal parts              Makhteshim Agan Holding B.V.                                            100

Celsius                                          Irvita Plant Protection N.V.                                            100

Irvita Plant Protection N.V.                     White Rock Insurance Company PCC Limited/Macell                         100

Fahrenheit                                       Quena Plant Protection N.V.                                             100

Fahrenheit and Celsius in equal parts            Magan HB B.V.                                                           100
                                                 Aragonesas Agro S.A.                                                    100
                                                 Magan Argentina S.A.                                                    100
                                                 MA Italy Holding                                                         100
                                                 Makhteshim Agan Hungaria k.f.t.                                         100
                                                 Proficol Andina N.V.                                                   57.5
                                                 CFM B.V.                                                               100.0
                                                 Proficol S.A.                                                          57.5

Magan HB B.V.                                    MAB Participacoes S/C Ltd.                                              100

MAB Participacoes S/C Ltd.                       Milenia Participacoes S.A.                                              100



*        The shares of Luxembourg Medical Ltd. were sold during 2006.

                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                                 -----------
                                                                                                                            %
                                                                                                                  -----------
Milenia Participacoes S.A.                       Milenia Paraguay S.A.                                                   100
                                                 Emerald Agrochemical Company AVV                                        100
                                                 Milenia Biotechnologia e Genetica Ltd.                                   55
                                                 Milenia Agro Ciencias S.A.                                              100
                                                 Defensa S.R.L.                                                          100

MA Italy Holding                                 Kollant S.P.A.                                                           60%

Makhteshim Agan Hungrria K.F.T                   Biomark Trading House k.f.t                                              70

CFM B.V. Holland                                 Orion Finance SCRL (Belgium)                                            100

Proficol S.A.                                    Proficol Venezuela S.A.                                                 100

Proficol Andina N.V.                             Rice Co. LLC (USA)                                                     50.1

Makhteshim Agan Holding B.V                      Makhteshim Agan Costa Rica S.A.                                         100
                                                 Makhteshim Agan Espana S.A.                                             100
                                                 Makhteshim Agan of North America Inc.                                   100
                                                 Makhteshim Agan France S.A.R.L.                                         100
                                                 Makhteshim Agan (UK) Ltd.                                               100
                                                 Makhteshim Agan Romania S.R.L.                                          100
                                                 Makhteshim Agan (Thailand) Ltd.                                         100
                                                 Agricur Defensivos Agricolas Ltd.                                       100
                                                 Makhteshim Agan Italia S.R.L.                                           100
                                                 Makhteshim Agan South Africa PTY Ltd.                                   100
                                                 Magan Korea Co. Ltd.                                                    100
                                                 Makhteshim Agan India Private Ltd.                                      100
                                                 Makhteshim Agan Poland SP. zo.o                                         100
                                                 Magan Holding Germany GmbH                                              100
                                                 Makhteshim Agan Sweden AB                                               100
                                                 Makhteshim Agan Portugal Ltd.                                           100
                                                 Magan Japan Co. Ltd.                                                    100
                                                 Magan Italia S.R.L                                                      100
                                                 Agrovita S.p.L. (Czech Republic)                                         75%
                                                 Marus (In formation)                                                    100%
                                                 MA China (In Formation)                                                 100%
                                                 MA U.S. Holding Inc. (USA)                                              100
                                                 Agronica Australasia Pty Limited Australia                              100
                                                 Makhteshim Agan Benalux and Nordik B.V.                                  49

Magan Holding Germany GmbH                       Feinchemie Schwebda GmbH                                                100
                                                 Makhteshim Agan Deutschland GmbH                                        100

Feinchemi Schwebdan GmbH                         FCS France S.A                                                          100
                                                 Feinchemi (UK) Ltd.                                                     100

MA U.S. Holding Inc. (USA)                       Farm Saver Group                                                        100
                                                 Control Solutions Inc.                                                 67.1
                                                 Alligare LLC                                                             30

Agronica Australasia Pty
 Limited Australia                               Farmoz Pty Limited                                                      100


C.   Companies Proportionately Consolidated

Makhteshim Agan Industries                       Biotec M.A.H. Management Ltd                                             50
                                                 Biotec M.A.H. - Registered Partnership                                   50

Biotec M.A.H -
Registered Partnership                           Biotec Agro Ltd.                                                        100

Makhteshim Agan Holdings B.V.                    Alfa Agricultural Supplies S.A.                                          49

Fahrenheit                                       InnovAroma S.A.                                                          50

D. Investee Companies Presented in the Balance Sheet on the Equity Basis

MA US Holding Inc. (USA)                         Alligare LLC                                                             30




Makhteshim and Agan hold shares in other foreign companies that hold registration rights to certain products sold outside of Israel.